FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the month of February, 2000


   Brazilian Distribution Company (Companhia Brasileira de Distribuicao - CBD)
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]     Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [ ]   No [X]

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 COMPANHIA BRASILEIRA DE DISTRIBUICAO



Date: February 15, 2000          By:  /s/   Augusto Marques da Cruz Filho
                                      -----------------------------------------
                                      Name:  Augusto Marques da Cruz Filho
                                      Title:   Chief Financial Officer


                                 By:  /s/   Ricardo Florence dos Santos
                                      -----------------------------------------
                                      Name:   Ricardo Florence dos Santos
                                      Title:   Investors Relations Director

                                                                               1
--------------------------------------------------------------------------------

                      Companhia Brasileira de Distribuicao

1999 RESULTS

o    Total sales grew 32.4% in 1999 (Same store sales grew 4.5%)
o    EBITDA growth of 55.9% (EBITDA margin of 7.3%)
o    Customer base increased by 48%

Sao Paulo, Brazil, February 15, 2000 - Companhia Brasileira de Distribuicao (NYSE: CBD; BOVESPA: PCAR4) today announced fourth quarter and year-end 1999 financial results.

Net sales

During fourth quarter 1999, CBD consolidated net sales reached R$1,799.4 million compared to R$1,401.5 million during the same period in 1998, a 28.4% increase. Net sales in 1999 amounted to R$5,803.2 million, registering an 32.4% increase compared to 1998. Including sales from the Peralta chain in February 1999, when these stores were already operating to CBD but still under the Peralta Brand, net sales amounted R$5,830.2 million in 1999.

Net Sales Evolution by Division- Variation (%)1999/1998 - Consolidated


                        -------------------------------------------------------------------
                                                 Nominal Currency
                                                 (Corporate Law)
                        -------------------------------------------------------------------
                              Fourth Quarter 1999               Accumulated year-end
                        ---------------------------------  --------------------------------
                          All Stores      Same Stores        All Stores     Same Stores
---------------------------------------------------------  --------------------------------
Pao de Acucar                   9.4%             4.7%           19.3%           11.0%
Extra                          42.5%            -0.5%           51.2%            1.6%
Barateiro                      70.4%             3.1%          135.6%            7.4%
Eletro                        -12.8%           -12.5%           -3.4%          -16.0%
-------------------------------------------------------------------------------------------
CBD                            28.4%             0.8%           32.4%            4.5%
-------------------------------------------------------------------------------------------

Considering for 1999 net sales from the Peralta chain in February and for 1998 sales from the Millo's in the first quarter, June sales from the Barateiro division and also sales from the retired Superbox stores - prior to the incorporation of these into the CDB's Divisions, the 1999 growth was of 31.6%. Same stores sales include only stores that have been operating for more than 12 months.

The factors that contributed to net sales growth in 1999 include:

o 41% growth in sales floor space in relation to 1998, reaching 663,237 m2 by year-end.

o Performance of the newly acquired stores from Peralta, Mogiano/Shibata, as well as the performance of the leased stores from Paes Mendonca and Mappin chains.

o Positive effect of the continuous process of store remodeling in Pao de Acucar and Barateiro Divisions; and optimization of store format in relation to the primary zone in which the stores are located.

o 48% growth in the number of customers, reaching 256 million of sales transactions in 1999. The factors that contributed to this increase include the above mentioned process of store remodeling, together with investments made to employee training and improvements in customer service.

                                                                               2
--------------------------------------------------------------------------------

Total sales variations are presented below in constant currency compared to sector performance figures for total stores published by ABRAS (Brazilian Food Retailers Association). CBD posted a total sales growth in constant currency of 18.5% while the sector reported a decrease in sales of 2.7%, demonstrating a significant gain of market share by the Company.


                                                              ------------------------------
                                                                   Constant Currency
                                                                  (Indexed by IGP-DI)
                                                              ------------------------------
                                                                     CBD            ABRAS
                                         1999 x 1998             (All Stores)   (All Stores)
                                ----------------------------- ------------------------------
                               Fourth quarter                      8.8%          - 2.5%

                               Accumulated year-end               18.5%          - 2.7%
                                ------------------------------------------------------------



                         -------------------------------------------------------------------
                                                Constant Currency
                                               (Indexed by IGP-DI)
                         -------------------------------------------------------------------
                                  Fourth Quarter                 Accumulated year-end
                         ---------------------------------  --------------------------------
                          All Stores      Same Stores        All Stores     Same Stores
---------------------------------------------------------  --------------------------------
Pao de Acucar                  -7.3%           -11.3%            7.8%            0.4%
Extra                          20.7%           -15.7%           35.8%           -8.1%
Barateiro                      44.2%           -12.7%          111.6%           -4.9%
Eletro                        -26.2%           -25.9%          -13.0%          -24.8%
-------------------------------------------------------------------------------------------
CBD                             8.8%          - 14.6%           18.5%          - 5.7%
-------------------------------------------------------------------------------------------


Due to the divergences that exist today between the IGP-DI and inflation indexes that better represent the price evolution within the sector, ABRAS has been developing studies aiming at modifying the index. As soon as a definition is reached, CBD will also be adopting this index to present its performance in real values to the market. Using the IPCA, the index adopted by the Government to monitor inflation, and which, in our opinion, reflects more accurately the rise in prices in the retail market, "same stores" sales in constant currency presented a negative variation of 0.2%.

Same store sales during the fourth quarter of 1999 increased 0.8% compared to the fourth quarter of 1998. For the accumulated year-end period, net sales registered a growth of 4.5% compared to 1998. CBD experienced during 1999 a strong comparative basis in same store sales due to the performance presented in 1998 (growth of 12.5%). A better performance was verified in the supermarket operations, specially the Pao de Acucar stores which, besides a high food products participation in their sales mix, have a target market that is less sensitive to negative economic changes. The Extra and Eletro Divisions were penalized by the weak sales performance of non-food products, especially electronics.

                                                                               3
--------------------------------------------------------------------------------

CONSOLIDATED INCOME STATEMENT - CORPORATE LAW METHOD

------------------------------------------- ------------------------------------------ ------------------------------------------
                                                         Fourth Quarter                          Accumulated year-end
                                            ------------------------------------------ ------------------------------------------
                                            -------------- --------------- ----------- -------------- --------------- -----------
               R$ thousand                      1999            1998           %           1999            1998           %
------------------------------------------- -------------- --------------- ----------- -------------- --------------- -----------
Net Sales Revenue                                1,799,467       1,401,530       28.4%      5,803,209      4,383,513       32.4%

Cost of Sales                                   (1,333,482)     (1,011,791)      31.8%     (4,235,793)    (3,194,373)      32.6%

Gross Profit                                       465,985         389,739       19.6%      1,567,416      1,189,140       31.8%

Operating Income (Expenses)
     Selling Expenses                             (263,315)       (258,053)       2.0%       (912,292)      (726,590)      25.6%
     General and Administrative                    (60,918)        (64,524)      -5.6%       (231,648)      (190,835)      21.4%
Total Operating Expenses                          (324,233)       (322,577)       0.5%     (1,143,940)      (917,425)      24.7%

Operating Income Before Taxes, Deprec.
and Fin. Income (Exp.) - EBITDA                    141,752          67,162      111.1%        423,476        271,715       55.9%

Depreciation                                       (30,570)        (30,769)      -0.6%       (142,698)      (102,669)      39.0%

Operating Income Before Taxes and
Financial Income (Exp.)  - EBIT                    111,182          36,393      205.5%        280,778        169,046       66.1%

Taxes and Charges                                  (12,153)         (6,170)      97.0%        (31,944)       (21,268)      50.2%

Financial Income                                   115,905          85,396       35.7%        378,912        263,193       44.0%
Financial Expense                                  (98,424)        (81,419)      20.9%       (412,847)      (215,401)      91.7%
Currency variation                                  (4,477)                                  (152,205)
       Net Financial Income (Loss)                  13,004           3,977      227.0%       (186,140)        47,792     -489.5%
       ---------------------------
Operating Income (Loss)                            112,033          34,200      227.6%         62,694        195,570      -67.9%

Losses in Invested Companies                          (431)              0                     (1,630)             0
Equity Income                                            0               0                          0           (420)
Non-Operating Results                                1,283             230      457.8%          2,210          3,089      -28.5%

------------------------------------------- -------------- --------------- ----------- -------------- --------------- -----------
Income (Loss) Before Income Tax                    112,885          34,430      227.9%         63,274        198,239      -68.1%
------------------------------------------- -------------- --------------- ----------- -------------- --------------- -----------
Income Tax                                         (29,499)           (845)   3,391.0%         (1,242)       (39,235)     -96.8%
------------------------------------------- -------------- --------------- ----------- -------------- --------------- -----------
Net Income (Loss)                                   83,386          33,585      148.3%         62,032        159,004      -61.0%

Net Income (Loss) per 1,000 shares                    0.86            0.43      100.0%           0.64           2.04      -68.6%

No. of shares (in thousand)
at the end of the period                    96,977,709,862  78,116,125,080       24.1% 96,977,709,862 78,116,125,080       24.1%
------------------------------------------- -------------- --------------- ----------- -------------- --------------- -----------
% of Net Sales

Gross Profit                                         25.9%           27.8%                      27.0%           27.1%

Total Operating Expenses                            -18.0%          -23.0%                     -19.7%          -20.9%
     Selling Expenses                               -14.6%          -18.4%                     -15.7%          -16.6%
     General and Administrative                      -3.4%           -4.6%                      -4.0%           -4.4%

EBITDA                                                7.9%            4.8%                       7.3%            6.2%

Depreciation                                         -1.7%           -2.2%                      -2.5%           -2.3%

EBIT                                                  6.2%            2.6%                       4.8%            3.9%
 Taxes and Charges                                   -0.7%           -0.4%                      -0.6%           -0.5%

Net Financial Income (Expense)                        0.7%            0.3%                      -3.2%            1.1%

Income before Income Tax                              6.3%            2.5%                       1.1%            4.5%

Income Tax                                           -1.6%           -0.1%                       0.0%           -0.9%

Net Income (Loss)                                     4.6%            2.4%                       1.1%            3.6%

------------------------------------------- -------------- --------------- ----------- -------------- --------------- -----------

* 1998 values do not include MIllo's sales in the first quarter and Barateiro sales in June (period prior to their incorporation into the CBD group. 1999 values do not include Peralta's sales in February.

                                                                               4
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET

---------------------------------------------------------------------------------------------------
                        R$ thousand                          Fourth Quarter 99  Fourth Quarter 98
---------------------------------------------------------------------------------------------------
ASSETS
Current Assets
     Cash and Banks                                                   61,937             36,403
     Short-term Investments                                        1,198,598            333,824
     Accounts Receivable                                             506,602            446,996
           Installment Sales                                         162,384            150,575
           Post Dated Checks                                         109,638            134,039
           Credit Card and Other                                     251,425            182,904
           Allowance for Doubtful Accounts                          (16,845)            (20,522)
     Advances to Suppliers                                            18,082              9,435
     Taxes Recoverable                                                64,635             63,663
     Other Receivables                                                13,565             15,740
     Inventories                                                     538,197            344,967
     Prepaid Expenses                                                 16,979              5,779
                                Total Current Assets               2,418,595          1,256,807
                               Long-term Receivables
                               -----------------------
     Installment Sales                                                97,755              4,951
     Deferred Income Tax                                              29,448             18,584
     Judicial Deposits                                                50,745             34,089
     Associated Companies                                              5,108              1,721
     Prepaid Expenses                                                  4,055              5,728
                           Total Long-term Receivables               187,111             65,073
                           ---------------------------
     Investments                                                     228,814              5,622
     Property and Equipment                                        1,889,441          1,389,822
     Deferred Charges                                                430,259            307,155
             Exchange Variation                                       58,208                  -
     Total Permanent Assets                                        2,548,514          1,702,599
                           TOTAL ASSETS                            5,154,220          3,024,479
                           ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
     Suppliers                                                       792,420            604,323
     Loans and Financing                                             477,991            347,891
             Domestic Currency                                       460,567             41,317
             Foreign Currency                                         17,424            306,574
     Payable on Purchase of Assets                                   111,148             44,502
     Debentures                                                       16,483             15,813
     Taxes on Sales                                                   25,496             28,304
     Tax Installments                                                 10,684              9,567
     Salaries and Payroll Charges                                     64,409             57,515
     Dividends                                                        15,957              5,013
     Interest on Capital                                                   -             40,000
     Associated Companies and others                                  59,559             24,629
Total Current Liabilities                                          1,574,147          1,177,557
Long-term Liabilities
     Financing                                                       341,345            417,816
             Domestic Currency                                       294,166            232,692
             Foreign Currency                                         47,179            185,124
     Payable on Purchase of Assets                                    54,127              3,504
     Debentures                                                      285,159            314,860
     Deferred Income Tax and Installments                              9,469             34,099
     Other Accruals                                                  264,150            104,912
Total Long-term Liabilities                                          954,250            875,191
Capitalizable Funds - Debentures                                     310,387                  -
Shareholders' Equity
     Capital                                                       1,491,118            537,730
     Capital Reserves                                                348,292              4,050
     Revenue Reserves                                                476,026            429,951
Total Shareholders' Equity                                         2,315,436            971,731
Total Capitalizable Funds and Shareholders' Equity                 2,625,823            971,731
            TOTAL LIABILITIES AND SHAREH. EQUITY                   5,154,220          3,024,479
            ------------------------------------
---------------------------------------------------------------------------------------------------


                                                                               5
--------------------------------------------------------------------------------

                              Management's Comments

CBD's Operating Performance in 1999 (consolidated results)

Gross profit during the year amounted to R$1,567.4 million compared to R$1,189.1 million in 1998, an increase of 31.8%. Even with the higher participation of hypermarkets in the Company's store mix, the increasing competition inside the sector, not to mention the intense negotiation period with suppliers due to currency devaluation verified in January 1999, CBD registered a gross margin of 27.0%, practically stable compared to 1998 (27.1%). The main factors contributing to the gross margin during the period were: 1) intense control and prevention of shrinkage, causing the index to reduce to 1.8% compared to 2.0% in 1998; 2) improved negotiations with suppliers, due to the increase in purchase volumes, bonuses for the inauguration of new stores and improved purchasing centralization at the Distribution Center and 3) development of products with high contribution margin.

Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 55.9% during 1999, reaching R$ 423.5 million or 7.3% of net sales, compared to 6.2% in the previous year. The EBITDA margin surpassed the goal to present a margin between 6 and 7%, initially established by the Company, due mainly to the maintenance of the scale gains in gross margin and higher sales volume with dilution of fixed costs. In the fourth quarter of 1999, the EBITDA margin was 7.9% of net sales compared to 4.8% in the same period of 1998.

We also emphasize, as productivity gains, the increase in EDI (Electronic Data Interchange) purchases, reaching 48% compared to 32% at the end of 1998, with positive effects on inventories administration, stock out reduction, shrinkage reduction and improved logistics.

Earnings

Accumulated net income for the year was R$ 62.0 million compared to R$ 159.0 million in 1998. The impact of the devaluation of the Real against the dollar ended up reducing the positive effects in the final result stemmed from the sales growth and efficiency gains achieved by the Company in 1999. The Company recorded an exchange loss of R$210.3 million, having recognized R$ 152.2 million throughout 1999.

In the fourth quarter of 1999, CBD's net income was R$ 83.4 million, compared to R$ 33.6 million in the same period of 1998, registering a growth of 148.2%. This significant increase in the net income can be explained by two main factors: 1) 111.1% increase in EBITDA, due to the Company's growth, efficiency gains and to the existence of extraordinary items in the fourth quarter of 1998 that affected the operational margin of that period and 2) increase in the financial income as a result of the inflow of resources deriving from the issue of debentures and capital increase.

Net earnings per 1,000 shares (according to the Corporate Law Method and based on the shares existing in December 31 1999) reached R$0.64 compared to R$2.04 in 1998. In the fourth quarter of 1999 the Company registered net earnings per 1,000 shares of R$0.86 compared to R$0.43 in the same period of 1998.

Dividends

Management will propose to the Annual General Meeting the distribution of R$15,957 thousand reais, demonstrated as follows:

                                                    R$ thousand
Net Profit for 1999                                   62,032
Unrealized profits reserve                             4,898
Legal Reserve                                         (3,101)

Dividends calculation basis                           63,829
Minimum mandatory dividend (25%)                      15,957

The full rights stocks will receive R$0.188 per thousand shares, amounting R$15,002 thousand, while the shares subscribred in the private capital increase that took place in the second half of 1999 will be entitled to receive a pro rata dividend of R$0.05469 per thousand shares equivalent to R$955 thousand.

Casino Group as CBD's new strategic partner

1999 was particularly important to CBD. The Company announced the admission of the French Company Casino as its new strategic partner. The association occurred through an issue of debentures convertible into preferred stock, followed by a private capital increase.

                                                                               6
--------------------------------------------------------------------------------

Casino acquired CBD's convertible debentures (297 thousand, equivalent to 6 billion preferred shares), which generated an inflow of R$302.9 million to CBD; and subscribed to a total of 12.57 billion common shares and 12.57 billion warrants convertible into common shares, generating R$1.031,7 million.

Casino also acquired 4.8 billion preferred shares from a total of 4.9 billion subscribed shares, generating an inflow of R$214.6 million for CBD.

The total inflow from the first part of the transaction was R$1,549.2 million.

CBD is pleased to have Casino Group as a shareholder and emphasizes that the benefits are not restricted to the inflow of resources for the Company's growth and reduction of short-term liabilities. Both parties are benefiting from a continuous process of exchange of best practices in their many operation areas, as well as synergies in global purchases, in-house brands, among others.

INVESTMENTS

With the consolidation of the process of expansion, modernization of stores and improvement of the managerial systems, CBD invested, in 1999, R$785 million, always maintaining its development focus in places where it is already present, diluting fixed and administrative costs and generating greater productivity in its operational area.

Among the main investments of the period, we emphasize:

- Acquisition of the Peralta Supermarket chain in February 1999, fourteenth company in the sector in terms of sales in 1998 (R$ 326 million in gross revenues), with a total sales area of 48,000 square meters, consisting of 37 supermarkets and 1 hypermarket, all of them located in the state of Sao Paulo. During the first quarter 1999, CBD converted 23 Peralta stores into Barateiro supermarkets, 14 into Pao de Acucar stores and the hypermarket into an Extra store;

- Leasing of 25 stores from Paes Mendonca S.A. chain, through the affiliated Company Novasoc, the seventh company in the sector in terms of sales in 1998 (R$829 million of gross revenues), with a total sales area of 119,120 square meters, distributed as follows: 10 hypermarkets, (1 store in MG, 2 stores in SP and 7 stores in RJ) and 15 supermarkets (3 stores in SP and 12 stores in RJ). Of the 25 stores, 20 were remodeled and reinaugurated, 9 of which are hypermarkets and 11 supermarkets. Three stores were closed and one was converted into a Regional Warehouse;

- Acquisition of the real estate for a hypermarket in Belo Horizonte, leased to Paes Mendonca with a total area of 12,480 square meters.

- Leasing of the installations and equipment of two stores previously operated by Mappin Lojas de Departamento S.A. ("Mappin"), located in the city of Sao Paulo at Juscelino Jubitschek Avenue (Itaim) and Praca Ramos (Ramos Square) (downtown), for a period of 20 years;

- Acquisition of the Mogiano/Shibata Chain, in Greater Sao Paulo , including 6 stores, with floor space totaling 18,752 square meters;

- Inauguration of four new Extra hypermarkets: one inaugurated in October (Santo Andre) and the other three inaugurated in November 1999 (Aeroporto, Praca Ramos, and Fortaleza), representing an increase of 37,703 square meters;

-Construction of a new warehouse adjacent to the current distribution center, with 31,000 square meters, located at Anhanguera Highway - SP. This investment will enable CBD to optimize the logistic operations of general merchandise, and allocate a larger area for the distribution of fruits and vegetables as well as cross-docking operations in the current distribution center.

- Construction of a warehouse in Rio de Janeiro, with 27,000 square meters of stocking area, that will concentrate grocery, fruits, vegetables and cross-docking operations for home appliance products;

- Opening of a new Pao de Acucar store in Brasilia and another one in Fortaleza;

- Conversion of 26 Pao de Acucar stores into Barateiro supermarkets;

- Conversion of one Barateiro store into the Extra format;

- Renovation of 13 Pao de Acucar stores and 8 Extra Hypermarkets;

- Closing of three Pao de Acucar stores (1 in Sao Paulo, 1 in Fortaleza and 1 in Piaui), one Barateiro store in Sao Paulo and two stores of the Eletro Division (in Sao Paulo).

                                                                               7
--------------------------------------------------------------------------------

Stores by Division

                -----------------------------------------------------------------  --------------------------
                Pao de                                                              Floor Space   Number of
                  Acucar     Extra     Eletro    Barateiro   Peralta     CBD           (m2)       Employees
---------------------------------------------------------------------------------  --------------------------
12/31/98           149         30        76         29          -        284         470,591       31,343
Opened              1          -          -          -         38         39
Closed              -          -         (2)         -          -        (2)
Converted       (18) + 14      1          -        23+18      (38)        -
03/31/99           146         31        74         70          -        321         514,229       33,653
Opened              10         -          -          2          -         12
Closed             (2)         -          -         (1)         -        (3)
Converted           -          1          -         (1)         -         -
06/30/99           154         32        74         70          -        330         514,229       36,539
Opened              -          9          -          1          -         10
Closed              -          -          -          -          -         -
Converted           -          -          -          -          -         -
09/30/99           154         41        74         71          -        340         611,254       36,762
Opened                         6          -          4          -         10
Closed             (1)         -          -          -          -        (1)
Converted        (8) + 1      (1)         -          8          -         -
---------------------------------------------------------------------------------  --------------------------
12/31/99           146         46        74         83          -        349         663,237       39,642
-------------------------------------------------------------------------------------------------------------

Summary of Store Conversions

                                   -------------------------------------------------------------------------------------------
                                        3Q98           4Q98           1Q99            2Q99           3Q99           4Q99
------------------------------------------------------------------------------------------------------------------------------
Peralta - Pao de Acucar                                                14
Superbox - Pao de Acucar                                2
Pao de Acucar - Barateiro                               1              18                                            8
Peralta - Barateiro                                                    23
Superbox - Barateiro                                    2
Superbox - Extra                         3              2
Barateiro - Extra                        2              4                              1
Peralta - Extra                                                         1
Extra - Pao de Acucar                                                                                                1

------------------------------------------------------------------------------------------------------------------------------

                                                                               8
--------------------------------------------------------------------------------

Sales Breakdown per Division - Consolidated*
In R$ thousand - Nominal (Corporate Law)

                     -------------------------------------------------- -------------
OCTOBER                   1999          %          1998          %        Var.(%)
----------------------------------------------------------------------- -------------
Pao de Acucar            176,892       33.1%       162,161      38.9%        9.1%
Extra                    267,667       50.2%       178,349      42.8%       50.1%
Barateiro                 61,665       11.6%        45,519      11.0%       35.5%
Eletro                    27,451        5.1%        30,314       7.3%       -9.4%
----------------------------------------------------------------------- -------------
CBD                      533,675      100.0%       416,343     100.0%       28.2%
----------------------------------------------------------------------- -------------

                     -------------------------------------------------- -------------
NOVEMBER                  1999          %          1998          %        Var.(%)
----------------------------------------------------------------------- -------------
Pao de Acucar            163,537       32.0%       149,751      38.0%        9.2%
Extra                    258,767       50.6%       179,256      45.4%       44.4%
Barateiro                 60,946       11.9%        34,919       8.8%       74.5%
Eletro                    28,306        5.5%        30,672       7.8%       -7.7%
----------------------------------------------------------------------- -------------
CBD                      511,556      100.0%       394,598     100.0%       29.6%
----------------------------------------------------------------------- -------------

                     -------------------------------------------------- -------------
DECEMBER                  1999          %          1998          %        Var.(%)
----------------------------------------------------------------------- -------------
Pao de Acucar            222,514       29.5%       202,691      34.3%        9,8%
Extra                    396,925       52.6%       290,292      49.2%       36,7%
Barateiro                 92,014       12.2%        45,549       7.7%      102,0%
Eletro                    42,783        5.7%        52,057       8.8%      -17,8%
----------------------------------------------------------------------- -------------
CBD                      754,236      100.0%       590,589     100.0%       27,7%
----------------------------------------------------------------------- -------------

                     -------------------------------------------------- -------------
4th QUARTER               1999          %          1998          %        Var.(%)
----------------------------------------------------------------------- -------------
Pao de Acucar            562,943       31.3%       514,603      36.7%        9.4%
Extra                    923,358       51.3%       647,896      46.2%       42.5%
Barateiro                214,626       11.9%       125,987       9.0%       70.4%
Eletro                    98,540        5.5%       113,044       8.1%      -12.8%
----------------------------------------------------------------------- -------------
CBD                    1,799,467      100.0%     1,401,530     100.0%       28.4%
----------------------------------------------------------------------- -------------

                     -------------------------------------------------- -------------
YEAR                      1999          %          1998          %        Var.(%)
----------------------------------------------------------------------- -------------
Pao de Acucar          2,057,923       35.3%     1,724,924      38.9%       19.3%
Extra                  2,753,887       47.2%     1,821,067      41.1%       51.2%
Barateiro                680,514       11.7%       288,856       6.5%      135.6%
Eletro                   310,885        5.3%       321,807       7.3%       -3.4%
Peralta                   27,049        0.5%             -         -           -
----------------------------------------------------------------------- -------------
CBD                    5,830,258      100.0%     4,429,230     100.0%       31.6%
----------------------------------------------------------------------- -------------


* Includes Peralta sales in February 1999, when these stores were not incorporated into the CBD stores. The first quarter of 1998 includes sales from the Millo's chain, when those stores were not incorporated into the CBD stores. These results also include sales from the retired Superbox stores, as well as June 1998 sales from the Barateiro division. * Not considering the sales above mentioned the sales growth of CBD in 1999 was of 32.4%.

                                                                               9
--------------------------------------------------------------------------------

Productivity Indexes
In R$ thousand - Nominal (Corporate Law)

Sales per m2 / month

                     ------------------------------------------------------------------------------
                        4Q99         4Q98       Var (%)       Year 1999   Year 1998     Var (%)
----------------------------------------------------------- ---------------------------------------
Pao de Acucar            1,066        1,041       2.4%          1,005          894       12.4%
Extra                      938        1,159     -19.1%            888        1,011      -12.2%
Barateiro                  799          758       5.4%            698          597       16.9%
Eletro                     845          964     -12.3%            665          729       -8.8%
----------------------------------------------------------- ---------------------------------------
CBD                        948        1,049      -9.6%            878          815        7.7%
----------------------------------------------------------- ---------------------------------------

Sales per Employee/ month

                     -----------------------------------------------------------------------------
                        4Q99         4Q98       Var (%)       Year 1999   Year 1998     Var (%)
----------------------------------------------------------- --------------------------------------
Pao de Acucar           14,364       14,376      -0.1%         13,334       13,373       -0.3%
Extra                   20,867       19,642       6.2%         18,207       20,368      -10.6%
Barateiro               17,707       15,919      11.2%         14,727       12,179       20.9%
Eletro                  21,283       18,535      14.8%         15,434       15,227        1.4%
----------------------------------------------------------- --------------------------------------
CBD                     15,670       14,905       5.1%         13,756       14,824       -7.2%
----------------------------------------------------------- --------------------------------------

Average Ticket

                     -----------------------------------------------------------------------------
                        4Q99         4Q98       Var (%)       Year 1999   Year 1998     Var (%)
----------------------------------------------------------- --------------------------------------
Pao de Acucar           17,3         17,4        -0.6%         16,9         16,7          1.2%
Extra                   37,1         43,0       -13.7%         36,3         43,1        -15.8%
Barateiro               13,7         15,6       -12.2%         12,5         15,0        -16.7%
Eletro                 194,5        204,8         5.0%        194,2        194,5         -0.2%
----------------------------------------------------------- --------------------------------------
CBD                     24,4         26,3        -7.2%         22,8         25,5        -10.6%

----------------------------------------------------------- --------------------------------------

Sales per Checkout/ month

                     -----------------------------------------------------------------------------
                        4Q99         4Q98       Var (%)       Year 1999   Year 1998     Var (%)
----------------------------------------------------------- --------------------------------------
Pao de Acucar           99,337       97,260       2.1%         93,704       83,738       11,9%
Extra                  136,936      158,487     -13.6%        123,040      136,953      -10,2%
Barateiro               91,136       79,038      15.3%         72,326       68,877        5,0%
Eletro                 175,650      199,724     -12,1%        138,048      149,915       -7,9%
----------------------------------------------------------- --------------------------------------
CBD                    117,413      121,460      -3.3%        103,313       93,747       10,2%
----------------------------------------------------------- --------------------------------------

* Results referring to floor space, employees and checkouts were calculated based on average values proportional to the period in which the stores were open.

Sales Breakdown (% of net sales)

                            -----------------------------------------------------------------------------------------------
                                4Q98          1Q99         2Q99         3Q99         4Q99             1998        1999
---------------------------------------------------------------------------------------------------------------------------
Cash                             53.8%         56.2%       55.8%         55.9%       57.0%            51.6%       56.3%
Credit Card                      21.5%         22.9%       23.0%         22.8%       22.5%            21.7%       22.7%
Food Voucher                      7.3%          7.2%        6.9%          6.2%        5.6%             7.5%        6.4%
Credit                           17.4%         13.7%       14.3%         15.1%       14.9%            19.2%       14.6%
    Posted Checks                11.9%         10.5%       10.4%         10.5%        9.4%            13.5%       10.2%
    Installments                  5.5%          3.2%        3.9%          4.6%        5.5%             5.7%        4.4%
---------------------------------------------------------------------------------------------------------------------------


Selected Data per Division at December 31, 1999

                             --------------------------------------------------------------
                                    #              #             #         Floor space
                                Checkouts      employees      stores           (m2)
                             --------------------------------------------------------------
Pao de Acucar                     1,914         12,983          146           174,183
Extra                             2,410         15,653           46           350,794
Barateiro                           828          4,412           83            99,391
Eletro                              187          1,576           74            38,869
-------------------------------------------------------------------------------------------
Total                             5,339         34,624          349           663,237
-------------------------------------------------------------------------------------------
Headquarters                                     5,018
-------------------------------------------------------------------------------------------
CBD                               5,339         39,642          349           663,237
-------------------------------------------------------------------------------------------


                                                                              10
--------------------------------------------------------------------------------

NON-CONSOLIDATED INCOME STATEMENT - CORPORATE LAW METHOD (only CBD)

-------------------------------------------- ------------------------------------------- -------------------------------------------
                                                            4th quarter                             Accumulated year-end
                                             ------------------------------------------- -------------------------------------------
                                             --------------- -------------- ------------ ---------------- -------------- -----------
                R$ thousand                       1999           1998            %            1999            1998           %
-------------------------------------------- --------------- -------------- ------------ ---------------- -------------- -----------
Net Sales Revenue                                 1,588,489       1,401,530        13.3%       5,548,899      4,383,513       26.6%

Cost of Sales                                    (1,174,755)     (1,011,791)       16.1%      (4,059,521)    (3,194,373)      27.1%

Gross Profit                                        413,734         389,739         6.2%       1,489,378      1,189,140       25.2%

Operating Income (Expenses)
     Selling Expenses                              (223,045)       (258,053)      -13.6%        (851,176)      (726,590)      17.1%
     General and Administrative                     (59,895)        (64,524)       -7.2%        (230,668)      (190,835)      20.9%
Total Operating Expenses                           (282,940)       (322,577)      -12.3%      (1,081,844)      (917,425)      17.9%


Operating Income Before Taxes, Deprec. And
Fin. Income (Exp.) - EBITDA                         130,794          67,162        94.7%         407,534        271,715       50.0%

Depreciation                                        (27,215)        (30,769)      -11.9%        (138,365)      (102,669)      34.8%

Operating Income Before Taxes and
Financial Income (Exp.)  - EBIT                     103,579          39,393       184.6%         269,169        169,046       59.2%

Taxes and Charges                                   (11,312)         (6,170)       83.3%         (30,496)       (21,268)      43.4%

Financial Income                                    109,855          85,396        28.6%         370,365        263,193       40.7%
Financial Expense                                   (85,182)        (81,419)        4.2%        (392,590)      (215,401)      82.3%
Currency variation                                   (4,477)              -           -         (152,205)
        Net Financial Income (Loss)                  20,196           3,977       416.2%        (174,430)        47,792     -465.0%
        ---------------------------
Operating Income (Loss)                             112,463          34,200       229.8%          64,243        195,570      -67.2%

Losses in Invested Companies                           (759)              -           -           (2,806)             0
Equity Income                                             -               -           -               (1)          (420)
Non-Operating Results                                 1,283             230       457.8%           2,210          3,089      -28.5%
-------------------------------------------- --------------- -------------- ------------ ---------------- -------------- -----------
Income (Loss) Before Income Tax                     112,987          34,430       228.2%          63,646        198,239      -67.9%
-------------------------------------------- --------------- -------------- ------------ ---------------- -------------- -----------
Income Tax                                          (29,601)           (845)    3,403.1%          (1,614)       (39,235)     -95.9%
-------------------------------------------- --------------- -------------- ------------ ---------------- -------------- -----------
Net Income (Loss)                                    83,386          33,585       148.3%          62,032        159,004      -61.0%

Net Income (Loss) per 1,000 shares                     0.86            0.43       100.0%            0.64           2.04      -68.6%

No. of shares (in thousand)
at the end of the period                     96,977,709,862  78,116,125,080               96,977,709,862 78,116,125,080

-------------------------------------------- --------------- -------------- ------------ ------------------------------  -----------

% of Net Sales

Gross Profit                                          26.0%           27.8%                        26.8%         27.1%

Total Operating Expenses                             -17.8%          -23.0%                       -19.5%        -20.9%
     Selling Expenses                                -14.0%          -18.4%                       -15.3%        -16.6%
     General and Administrative                       -3.8%           -4.6%                        -4.2%         -4.4%

EBITDA                                                 8.2%            4.8%                         7.3%          6.2%

Depreciation                                          -1.7%           -2.2%                        -2.5%         -2.3%

EBIT                                                   6.5%            2.6%                         4.9%          3.9%
Taxes and Charges                                     -0.7%           -0.4%                        -0.5%         -0.5%
Net Financial Income (Expense)                         1.3%            0.3%                        -3.1%          1.1%

Income before Income Tax                               7.1%            2.5%                         1.1%          4.5%

Income Tax                                            -1.9%           -0.1%                         0.0%         -0.9%

Net Income (Loss)                                      5.2%            2.4%                         1.1%          3.6%
-------------------------------------------- --------------- -------------- ------------ ---------------- -------------- -----------

* 1998 values do not include MIllo's sales in the first quarter and Barateiro sales in June (period prior to their incorporation into the CBD group. 1999 values do not include Peralta's sales in February.

                                                                              11
--------------------------------------------------------------------------------

BALANCE SHEET - CORPORATE LAW METHOD (only CBD)

----------------------------------------------------------------------------------------------------------------------
                        R$ thousand                          Fourth Quarter 99  Fourth Quarter 98   Third Quarter 99
----------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
     Cash and Banks                                                      54,965             36,403             19,446
     Short-term Investments                                           1,198,598            333,824          1,496,991
     Accounts Receivable                                                494,527            446,996            391,647
           Installment Sales                                            156,364            150,575            118,698
           Post Dated Checks                                            102,955            134,039            103,974
           Credit Card and Other                                        251,341            182,904            184,820
           Allowance for Doubtful Accounts                             (16,133)            -20,522            -15,845
     Advances to Suppliers                                               18,078              9,435             19,116
     Taxes Recoverable                                                   60,875             63,663             61,037
     Other Receivables                                                   11,462             15,740             21,646
     Inventories                                                        475,711            344,967            369,768
     Prepaid Expenses                                                    15,693              5,779             13,275
                               Total Current Assets                   2,329,909          1,256,807          2,392,926
                               Long-term Receivables
                               -----------------------
     Installment Sales                                                    2,636              4,951              2,368
     Deferred Income Tax                                                 29,076             18,584             45,659
     Judicial Deposits                                                   50,731             34,089             84,066
     Associated Companies                                               225,755              1,721            150,851
     Prepaid Expenses                                                     4,055              5,728              4,473
                           Total Long-term Receivables                  312,253             65,073            287,417
                           ---------------------------
     Investments                                                        228,814              5,622            149,605
     Property and Equipment                                           1,780,379          1,389,822          1,619,642
     Deferred Charges                                                   393,708            307,155            370,957
           Exchange Variation                                            58,208                  -             62,685
     Total Permanent Assets                                           2,402,901          1,702,599          2,140,204
                           TOTAL ASSETS                               5,045,063          3,024,479          4,820,547
                           ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
     Suppliers                                                          747,531            604,323            535,350
     Loans and Financing                                                425,196            347,891            894,627
             Domestic Currency                                          407,772             52,675             63,447
             Foreign Currency                                            17,424            295,216            831,180
      Payable on Purchase of Assets                                     111,148             44,502            105,183
     Debentures                                                          16,483             15,813              7,672
     Taxes on Sales                                                      20,973             28,304             16,792
     Tax Installments                                                    10,684              9,567             10,685
     Salaries and Payroll Charges                                        59,880             57,515             67,115
     Dividends                                                           15,957              5,013                  -
     Interest on Capital                                                      -             40,000                  -
     Associated Companies and others                                     57,138             24,629             27,491
Total Current Liabilities                                             1,464,990          1,177,557          1,664,915
Long-term Liabilities
     Financing                                                          341,345            417,816            257,892
             Domestic Currency                                          294,166            277,391            196,721
             Foreign Currency                                            47,179            140,425             61,171
     Payable on Purchase of Assets                                       54,127              3,504             48,967
     Debentures                                                         285,159            314,860            346,226
     Deferred Income Tax and Installments                                 9,469             34,099             12,150
     Other Accruals                                                     264,150            104,912            499,108
Total Long-term Liabilities                                             954,250            875,191          1,164,343
Capitalizable Funds - Debentures                                        310,387                  -                  -
Shareholders' Equity
     Capital                                                          1,491,118            537,730          1,234,741
     Capital Reserves                                                   348,292              4,050            347,951
     Revenue Reserves                                                   476,026            429,951            408,597
Total Shareholders' Equity                                            2,315,436            971,731          1,991,289
Total Capitalizable Funds and Shareholders' Equity                    2,625,823            971,731          1,991,289
            TOTAL LIABILITIES AND SHAREH. EQUITY                      5,045,063          3,024,479          4,820,547
            -------------------------------------

----------------------------------------------------------------------------------------------------------------------

                                                                              12
--------------------------------------------------------------------------------

CONVERTIBLE DEBENTURES

Conversion of Debentures into Preferred shares in 1999

-----------------------------------------------------------------------------------------------------------------------
                    Issued Debentures   Converted   Final Balance    Amount of Preferred         Capital Increase
                        (Balance)       Debentures                         shares                 (R$ thousand)
                                                                          converted
-----------------------------------------------------------------------------------------------------------------------

     1o issue            100,000           (50)          99,950             1,857,067                     60
     2o issue            175,000          (2,000)       173,000            66,666,000                    2,153
-----------------------------------------------------------------------------------------------------------------------
 Total 2o quarter                         (2,050)                          68,523,067
-----------------------------------------------------------------------------------------------------------------------
     1o issue             99,950            -            99,950
     2o issue            173,000          (3,850)       169,150           128,332,050                    4,246
-----------------------------------------------------------------------------------------------------------------------
 Total 3o quarter                         (3,850)                         128,332,050
-----------------------------------------------------------------------------------------------------------------------
     1o issue             99,950         (14,704)        85,246           542,639,036                   18,998
     2o issue            169,150         (17,525)       151,625           584,160,825                   20,722
-----------------------------------------------------------------------------------------------------------------------
 Total 4o quarter                        (32,229)                       1,126,799,861
-----------------------------------------------------------------------------------------------------------------------
       Total                             (38,129)                       1,323,654,978                   46,179
-----------------------------------------------------------------------------------------------------------------------



Recent Events
-------------

1) Investment Program for 2000

On December 20, 1999, CBD announces its proposed Investment Plan for the year 2000, developed and discussed at the Board of Directors Meeting on December 7, 1999 and approved at the Shareholders Meeting to be held on December 23, 1999.The Program forecasts the opening of 46 to 50 new stores and the remodeling of approximately 140 stores, representing a total investment of R$700 million. CBD's sales area is expected to increase by 15 to 20%, and the Company expects to create 8,000 new jobs.

CBD's proposed investment in the Hypermarket Division entails the opening of 6 to 8 new Extra stores, and the remodeling of 3 existing hypermarkets. The Company will also direct its efforts to continue the Division's organic expansion through the acquisition of land in strategic locations.

In the Supermarket Division, CBD will focus on the Barateiro chain by opening approximately 30 new stores in the Greater Sao Paulo. CBD will also continue to invest in the "New Face" project by remodeling 30 additional supermarkets.

In the Pao de Acucar Division, the Company's main focus will be to continue remodeling stores in approximately 59 locations during the year 2000. In terms of the chain's organic expansion, CBD plans to open 2 to 4 new stores during the same period.

In the Eletro Division, which sells electronic home appliances, CBD will focus on the project known as "Eletro of the Future", involving a complete layout remodeling in 48 stores. The Company also plans to open 8 new stores in this Division.

CBD's Program will also allocate R$82 million (included in the total investment) to logistics, distribution, information technology and consulting for the development of new systems, with the goal of realizing further operational efficiencies.

2) Investments in Business to Supplier

Grupo Pao de Acucar has just launched pd@net, an E-commerce project which uses the Internet for the exchange of electronic information between the company and its suppliers. After having been the first company to launch a Business-to-Consumer system - Pao de Acucar Delivery, in 1995 -, the Group now invests R$ 6 million in Business-to-Supplier (B2S) with pd@net. This system will allow Grupo Pao de Acucar and its suppliers to place purchase and sale orders through the net, issue and process invoices, make payment notifications and exchange on-line information about sales and inventories, speeding up the process and reducing costs in the supplying chain.

                                                                              13
--------------------------------------------------------------------------------

The Company's goal is that until the end of this year all its 6,000 suppliers are integrated into the system - today, 48.7% of the Company's purchases are already made electronically, via EDI (Electronic Data Interchange). The Company believes that the Internet will substitute EDI as a Business-to-Supplier interface, due to lower costs to the user, easier interaction and cultural change in relation to safety in data and information flow. In order to be integrated into the Internet system, the supplier will only need to have a computer and a browser. Pao de Acucar provides all the support and technical assistance services, specially conceived to integrate the suppliers. The launching of pd@net is included in the total investment of R$ 82 million that Grupo Pao de Acucar will make this year in the technology and logistics area.


--------------------------------------------------------------------------------

Ricardo Florence dos Santos                  Monica Lopes
Companhia Brasilieira de Distribuicao        Edelman Financial
Phone: 55 (11) 886 0421                      Phone: 001 (212) 704 4428
Fax:   55 (11) 884 2677                      Fax:   1 (212) 768 1025
Email: pa.relmerc@paodeacucar.com.br         Email: monica lopes@edelman.com
       -----------------------------                ------------------------

Fernando Tracanella
Email:  ftraca@paodeacucar.com.br
Fone:   55 (11) 886 0421
--------------------------------------------------------------------------------

                  Website: http://www.grupopaodeacucar.com.br

[OBJECT OMITTED]
--------------------------------------------------------------------------------
  COMPANHIA BRASILEIRA DE DISTRIBUICAO


                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                            C.G.C. 47.508.411/0001-56


                                 ANNUAL REPORT

Message from the President

During 1999, Companhia Brasileira de Distribuicao - CBD remained focused on its search for growth and increased efficiency which it has followed consistently since it became a listed company in 1995. In an economic environment marked by the devaluation of the real in relation to the U.S. dollar, continuing high interest rates and economic projections which at the beginning were pessimistic indicating little or no growth for Brazil, CBD forged ahead as planned, investing heavily in expansion, creating new jobs and consolidating its position as the leader of the Brazilian retail industry.

Amongst the company's many achievements during 1999, I would like to mention the opening of four new "Extra" hypermarkets and two "Pao de Acucar" supermarkets, the purchase of the "Peralta" and the "Mogiano/Shibata" chains, the leasing of 25 stores of the "Paes Mendonca" chain, through CBD's subsidiary Novasoc, and of two stores of the "Mappin" chain, in addition to the continued refurbishing and remodelling of existing stores. We inaugurated 65 new Pao de Acucar stores, thereby increasing our sales area by 41%, creating more than 8,000 jobs and increasing our customer base by 48%. Since CBD became a listed company in 1995, it has invested R$ 2.5 billion, opened 131 new stores and increased its sales area by 145%. I would point out that this growth has been accompanied by ever increasing efficiency and profitability. As compared with 1995, the company has practically doubled its operating margin, reflecting the positive effects of economies of scale and the investments made in training, technology, and distribution logistics.

Early 1999 was also a crucial time for the Brazilian retail sector because of the devaluation of the currency which took place in January. CBD went through a period of intensive negotiations with its suppliers, maintaining its policy of not accepting abusive increases in prices, thereby playing an important role in controlling inflation in Brazil.

CBD took an important step in strengthening its position by admitting the French company, Casino Guichard Perrachon (the Casino Group), as a strategic partner. We are delighted to have the Casino Group as one of our shareholders. I would stress that the benefits are not limited solely to the receipt of additional funds for the company's growth. Both companies are profiting from a continuous exchange of the best practices in their various areas of activity, from synergies in worldwide purchasing and from strategies in the development of our own brand names.
--------------------------------------------------------------------------------

[OBJECT OMITTED]
--------------------------------------------------------------------------------
  COMPANHIA BRASILEIRA DE DISTRIBUICAO




In 2000, we will continue to be active in the expansion of our operations and in attaining even higher standards of quality. With an investment budget of R$ 700 million, we plan to open from 46 to 50 new stores, representing an increase in sales area of between 15% and 20%, to remodel approximately 140 stores and to create work for more than 8,000 new direct employees.

CBD is convinced that, counting on the support and confidence of our people, which is the way we refer to the Pao de Acucar Group employees, of our customers, shareholders and suppliers, the year 2000 will be marked by even greater achievements, always in excess of our targets, and steps which will prove us to be the most efficient retail chain in Brazil.

                                                                    ABILIO DINIZ


--------------------------------------------------------------------------------

[OBJECT OMITTED]
--------------------------------------------------------------------------------
  COMPANHIA BRASILEIRA DE DISTRIBUICAO



Discussion and Analysis of Results

Net Sales

Net sales for 1999 totaled R$ 5,803.2 million, which represented an increase of 32.4% over those for 1998. Sales for the year include sales of the Peralta chain for the month of February 1999, the period during which their stores were operated by CBD but under Peralta trade name.

Amongst the factors which contributed to the increase in net sales for 1999, the following may be highlighted:

An increase of 41% in stores' sales area, as compared with the previous year, reaching a total of 663,237m2 at the end of 1999;
The performance of the stores acquired from the "Peralta" and "Mogiano/Shibata" chains, as well as of the stores leased from the "Paes Mendonca" and "Mappin" chains;
The positive effect of continuously remodelling the "Pao de Acucar" and "Barateiro" stores, and of ensuring that the type of store opened in each neighborhood is appropriate considering the local purchasing power;
An increase of 48% in the company's customer base; there were 256 million transactions in 1999. Amongst the factors responsible for this increase, we would highlight the aforementioned remodelling of stores and also the investments made in training employees and in improving service to customers.

Comparing the company's performance in 1999 with that of the sector as a whole, using the "all stores" concept published by the Brazilian Association of Supermarkets (ABRAS), CBD's sales in terms of constant purchasing power showed an increase by 18.5% as compared with a reduction of 2.7% for the sector as a whole, representing a significant increase in market share.

Using the "same stores" criterion, CBD showed an increase of 4.5% in net sales as compared with 1998, even though sales for 1998 had shown an increase of 12.5% over 1997. Supermarkets performed best, especially those under the name "Pao de Acucar" which, in addition to a large proportion of food items in their sales mix, serve a public which is less affected by unfavorable changes in the economy. The operations of the "Extra" and "Eletro" divisions suffered as a result of the weak sales of non-food products, especially of electric and electronic products.

--------------------------------------------------------------------------------

[OBJECT OMITTED]
--------------------------------------------------------------------------------
  COMPANHIA BRASILEIRA DE DISTRIBUICAO



The Casino Group - CBD's new strategic partner

1999 was particularly important for CBD. The company announced the admission of the Casino Group as its new strategic partner. This relationship was achieved by the issue of debentures convertible into preferred shares, followed by a private subscription of shares.

The whole of the convertible debentures issued (297 thousand, the equivalent of 6 billion nominative preferred shares) was acquired by the Casino Group, representing additional funds for CBD of R$ 302.9 million. In addition, the Casino Group subscribed 12.57 billion common shares and 12.57 million common share bonuses, resulting in additional funds for the company of R$ 1,031.7 million; and acquired 4.8 billion preferred shares of a total of 4.9 billion shares subscribed upon issue, resulting in further funds of R$ 214.6 million.

Total funds received by CBD in this first stage of the transaction amounted to R$ 1,549.2 million.

CBD Operating Performance for 1999 (consolidated)

Gross profit for 1999 amounted to R$ 1,567.4 million as compared with R$ 1,189.1 million for the prior year, i.e. an increase by 31.8%. In spite of the fact that hypermarkets now represent a larger proportion of the company's business, of the growing competition in the sector and the period of intense negotiations with suppliers as a result of the devaluation in January 1999, CBD showed a gross profit of 27.0%, which was practically stable when compared with 27.1% for 1998. The main factors which helped to maintain the gross margin during the period were: 1) intense efforts on the control and prevention of shortages, reducing the loss ratio from 2.0% in 1998 to 1.8%; 2) better price negotiations with suppliers mainly as a result of the increase in volume, bonuses on the inauguration of new stores and a greater centralization of purchases at the Distribution Center and 3) the development of products with a high profit margin.

Increase in EBITDA by 55.9%

Earnings before interest, taxes, depreciation and amortization (EBITDA) increased by 55.9% in 1999, amounting to R$ 423.5 million, equal to 7.3% of net sales as compared with 6.2% in the prior year. The EBITDA margin exceeded the company's initial target of between 6% and 7%, basically due to the higher sales volume and the maintenance of economies of scale, thereby diluting the effect of fixed expenses.


--------------------------------------------------------------------------------

[OBJECT OMITTED]
--------------------------------------------------------------------------------
  COMPANHIA BRASILEIRA DE DISTRIBUICAO



The increase in purchases using EDI (Electronic Data Interchange), from 32% at the end of 1998 to 48.7%, resulted in increased productivity with positive effects on inventory management, reduction in levels of "stock out" (inventory shortages), a reduction in breakages (losses) and more agile logistics.

Profitability

Net income for 1999 amounted to R$ 62.0 million, which was less than the R$ 159 million recorded in 1998. It was adversely affected by the devaluation of the Real in relation to the U.S. dollar. Exchange losses amounted to R$ 210.3 million, of which R$ 152.2 million was taken to income in 1999, thereby obscuring the gains achieved by increased sales and improved operating margins.

Investments

During 1999 CBD invested R$ 785 million in continuing the expansion program, the modernization of stores and the improvement of management systems. The company continues to focus its efforts on those locations where it already operates, diluting fixed and administrative costs and achieving greater productivity in its operations.

The principal investments made during the year included:

- The acquisition of the "Peralta" supermarket chain in February 1999 - the fourteenth largest company in the sector in terms of billings for 1998 (gross invoicing amounted to R$ 326 million), with a sales area of 48,000 m2 and 38 stores in the State of Sao Paulo (37 supermarkets and one hypermarket). During the first quarter of 1999, the company converted 23 of these into "Barateiro" stores, 14 into "Pao de Acucar" stores; the hypermarket became an hypermarket "Extra";

- The leasing of 25 stores of the "Paes Mendonca" chain, through CBD's subsidiary Novasoc. Paes Mendonca was the seventh largest company in the sector in terms of billings for 1998 (gross invoicing amounted to R$ 829 million), with a sales area of 119,120 m2, and 25 stores located as follows: 10 hypermarkets (one in the State of Minas Gerais, two in the State of Sao Paulo and seven in the State of Rio de Janeiro) and 15 supermarkets (three in the State of Sao Paulo and 12 in the State of Rio de Janeiro). Of the 25 stores, 20 had been refurbished and reinaugurated by December 31, 1999 (nine hypermarkets and 11 supermarkets). Three stores in the chain were closed down and one was converted into a regional warehouse in Rio de Janeiro;

- The purchase of the building housing the hypermarket located in Belo Horizonte, formerly rented to the Paes Mendonca chain, which was owned by the Usiminas Employees' Pension Fund (sales area of 12,480 m2);


--------------------------------------------------------------------------------

[OBJECT OMITTED]
--------------------------------------------------------------------------------
  COMPANHIA BRASILEIRA DE DISTRIBUICAO



- The rental, for a period of twenty years, of the properties and equipment of two stores previously operated by Mappin Lojas de Departamentos S.A. (Mappin) in the city of Sao Paulo, one in the suburbs (Itaim) on Avenida Juscelino Kubitschek and the other downtown on the Praca Ramos de Azevedo;

- The purchase of the "Mogiano/Shibata" chain - six stores with a total sales area of 18,752m2;

- The inauguration of four new "Extra" hypermarkets in 1999, one in October (Santo Andre, State of Sao Paulo), and three in November (Congonhas airport and Praca Ramos de Azevedo, City of Sao Paulo and Fortaleza, State of Ceara), an overall increase in sales area of 37,703 m2;

- An increase in the capacity of the distribution center located on the Rodovia Anhanguera, State of Sao Paulo, by the construction of a new warehouse, alongside the existing one, with an area of 31,000 m2, to improve the handling of non-food products and to make a larger area available in the present warehouse for the distribution of fruit and vegetables, including "cross docking" operations;

- The construction of a warehouse in Rio de Janeiro, with an area of 27,000 m2, to handle groceries, fruit and vegetables and "cross docking" for electronic products;

- The opening of a new Pao de Acucar store in Brasilia and another in Fortaleza;

- The conversion of 26 stores from the "Pao de Acucar" to the "Barateiro" style;

- The conversion of one "Barateiro" store into the "Extra" style;

- The refurbishment of 13 "Pao de Acucar" stores and eight "Extra" hypermarkets;

- The closing of three "Pao de Acucar" stores (one in Sao Paulo, one in Fortaleza and one in the State of Piaui), of one "Barateiro" store in Sao Paulo and of two "Eletro" division stores in Sao Paulo.

Investment Program for the Year 2000

On December 20, 1999, CBD announced its Investment Program for the year 2000, which had been prepared and discussed at the meeting of the Administrative Council held on December 7, 1999 and which was subsequently approved at the Extraordinary General Meeting of shareholders held on December 23, 1999.


--------------------------------------------------------------------------------

[OBJECT OMITTED]
--------------------------------------------------------------------------------
  COMPANHIA BRASILEIRA DE DISTRIBUICAO



The main investments will be the opening of from 46 to 50 new stores and the refurbishment of some 140 others; total investments will amount to approximately R$ 700 million. The estimated increase in the company's sales area will be from 15% to 20% and approximately 8,000 new employees will be recruited.

CBD plans to open from 6 to 8 new "Extra" hypermarkets and to refurbish three others. The company will also endeavor to acquire plots of land in strategic locations to ensure the ongoing expansion of this division.

Priority will be given to the expansion of the "Barateiro" division, which is expected to grow mainly in Greater Sao Paulo through the opening of some 30 new stores. In addition, some 30 existing stores will be refurbished, as part of the "New Face" program.

In the "Pao de Acucar" division, the emphasis will be on the remodelling stores; it is hoped to cover some 59 points of sales during the year 2000. As far as growth is concerned, CBD intends to open from two to four "Pao de Acucar" stores during this period.

The "Eletro" division, an home appliances and electronic equipment chain, will concentrate its efforts on the "Future Eletro", which will initially involve the complete renewal of the layout of 48 stores. The division also plans to open eight new stores.

The CBD investment program will also apply R$ 82 million (already included in the total investment figure) to logistics, distribution, Information technology and consulting services for development of new systems, in the continued search for greater operating efficiency.

Investing in the Retail Future - INTERNET

For the convenience of its customers and to be ready for what will be one of the main trends in the retail industry, CBD has been investing in e-business via "Pao de Acucar Delivery" and "Eletro Online", the most recent way of purchasing electric-electronic products. "Pao de Acucar Delivery" is a virtual supermarket, currently available in some cities in the State of Sao Paulo and in Rio de Janeiro and Brasilia, by which the customer has the convenience of shopping without leaving home and access to a wide variety of products; some eight thousand are offered on the electronic shelves at the same prices as those charged in the stores.


--------------------------------------------------------------------------------

[OBJECT OMITTED]
--------------------------------------------------------------------------------
  COMPANHIA BRASILEIRA DE DISTRIBUICAO



"Eletro Online" was launched in December 1999 to satisfy the demand for home appliances, electric-electronic products, furniture and equipment, which may be purchased without leaving home, taking advantage of CBD's experience in this segment of the market and the whole of its distribution capabilities. Currently, CBD customers in the State of Sao Paulo are offered more than 1,000 products which are displayed together with the related technical information. Personal service is provided by salesmen, on-line, using communication software. "Eletro Online" offers a variety of forms of payment for its products.

Aware of the importance of using advanced technologies to ensure its continued presence in a competitive market and of accompanying the worldwide changes resulting from the popularity and low cost of transactions via Internet (E-Commerce), CBD has also been investing heavily in information technology and management systems to reduce operating costs and to obtain greater productivity.

Having been a pioneer in the launching of a "Business-to-Consumer" system in 1995, denominated "Pao de Acucar Delivery", CBD is now investing approximately R$ 6 million in a "Business-to-Supplier" system (B2S) which uses the internet for the exchange of information electronically between the company and its suppliers. This system will allow CBD and its suppliers to place purchase and sale orders, issue and process invoices, issue payment advices and to exchange information through the net, in real time, about sales and inventory levels, facilitating and reducing costs in the supply chain.

The company's aim is to have all of its 6,000 suppliers (merchandise, services and supplies) integrated with the system by the end of the year 2000. At present, 48.7% of purchases are made electronically via EDI (Electronic Data Interchange). The company believes that the EDI will probably be replaced by the Internet as the interface in the "Business-to-Supplier" system because of the reduced cost for the user, the fact that it is easier to operate and because of the whole change in the nature of the relationships within the supply chain. For a supplier to become integrated to the system, via Internet, he only needs a microcomputer and a browser (access to the net). Pao de Acucar provides all the support services needed to integrate suppliers. The system reduces differences between purchase and sales orders, invoices issued and payment advices, as well as the exchange of information, in real time, about sales and inventory levels thereby eliminating manual procedures. In addition, it will speed up the delivery and receipt of merchandise and inventory turnover, resulting in a significant reduction in costs in the whole of the supply chain.

In 1999, CBD launched its intranet, which facilitates the distribution of information to all employees. Through this portal it is possible to have access to sites with information bulletins about each of the Business Units, to image banks, to expense system applications and to the datawarehouse.


--------------------------------------------------------------------------------

[OBJECT OMITTED]
--------------------------------------------------------------------------------
  COMPANHIA BRASILEIRA DE DISTRIBUICAO



Business Units

During 1999, CBD completed the implementation of management by Business Units. This initiative resulted in changes in the operating, marketing and commercial areas and the supply chain, ensuring more agility and better control over actions taken, which, in their turn, resulted in gains in efficiency and better means of appraising results.

In 1999, determined to develop and improve the concept of Business Units, CBD created sub-committees with responsibility for developing the most efficient processes for management, sales promotions, product lines, planning, plan charts, clusterization and negotiation.

As a result of this restructuring, the company has brought all its internal procedures into line with the "Pao de Acucar Way" philosophy, always being a step ahead of the market, to ensure continuous growth with emphasis on the customers' needs. The maturing of management by Business Units has resulted in productivity gains, a clear view of the responsibilities of each Unit and, above all, in the development of an "esprit de corps".

OUR PEOPLE, OUR CUSTOMERS AND THE COMMUNITY

Our People

As part of our policy of developing our people's potential, we invest in training programs which ensure their professional development in an organized manner. To this end, we encourage a continuous thoughtful exchange of new concepts and ideas.

The "Managerial Self-Development Program - PROAUDE" is an example of this stimulus to the exchange of knowledge and the development of intellectual capital. Designed for executives, it is made up of over 120 training and professional improvement programs. These are conducted by instructors, external consultants and executives from different departments, who transmit knowledge and the benefit of their own personal experience. More than 3,000 people took part in the program in 1999.


--------------------------------------------------------------------------------

[OBJECT OMITTED]
--------------------------------------------------------------------------------
  COMPANHIA BRASILEIRA DE DISTRIBUICAO



To help the development of our executives' careers, we created the Talent Bank whereby executives have the opportunity of displaying their professional skills which may be applied when new opportunities arise within the company. We also prepare employees to become new store managers using the "Trainee Training Program". Last year, 400 new managers participated in training courses lasting from 6 to 12 months.

In 1999, to help our people attain a better quality of life, we launched a "Live Better" program based on the philosophy that the promotion of health and education benefits human beings, both at work and in their private lives. Amongst the steps taken we would highlight the following:

AlimentaPao: A program, coordinated by a professional nutritionist, to help our people improve their eating habits. Employees are supplied with healthy meals and have a series of well-balanced menus. This program will be introduced at the stores and adapted to our people's needs, based on the same philosophy of healthy nourishment.

PrevPao: A program for all employees and their relatives providing orientation for the prevention and treatment of addiction. It counts on the support of our social services department and that of specialized medical organizations. In 1999, information was spread by the distribution of educational booklets, videos and internal publications and by lectures given by renowned professionals in the field.

EducaPao - Telecourse 2000: This course offers employees the opportunity of completing their primary and secondary education. In 1999, new classrooms were established all over Brazil to attend to the needs of over 2,000 employees. In 1999, in partnership with the Bradesco Foundation and the National Service for Industrial Training - Senai, which provide didactic and pedagogical assistance, 89% of the students completed their examinations successfully. In 2000, the first group completing the course successfully will be awarded secondary education certificates by the Ministry of Education, which will allow these students to enter as candidates for any university in Brazil. We will continue investing to allow the number of classrooms to be increased to be able to offer courses to more than 4,000 new students.

Pao de Acucar Club: It is the first business-club in Brazil specialized in training employees to participate in middle and long-distance running competitions. The project "Running to the Future" was developed to motivate our people to practice sports, offering realistic conditions to enable them to compete. The Pao de Acucar Club also provides advice on physical fitness to some 600 employees, emphasizing the importance of medical examinations and proper nutrition. In 1999, many of our athletes participated in major national and international competitions such as the Sao Silvestre race in Sao Paulo and the marathon in New York.


--------------------------------------------------------------------------------

[OBJECT OMITTED]
--------------------------------------------------------------------------------
  COMPANHIA BRASILEIRA DE DISTRIBUICAO



Pao de Acucar Club - Academy: The academy is a place where our employees may engage in physical training under the guidance of teachers and monitors. It has sophisticated bodybuilding equipment, a room specially designed for cardiovascular conditioning, gymnastic classes and also a squash court.

Pao de Acucar Institute: CBD has a sincere commitment towards the welfare of its employees and the communities in which it operates. The Pao de Acucar Institute, a non-profit organization, provides assistance to the children of company employees and their communities, promoting social and economic development and motivating the participation of our people. The Institute is managed following four basic premises - learn, do, grow and share. Its aim is to make people aware of their responsibilities as citizens and to give them the opportunity of developing in an informed manner, complementing their formal education.

Pao de Acucar Country Club: The club, located in Sao Paulo, offers an ample leisure infrastructure for our people. Another similar club will be inaugurated in Santos, in the near future, to widen the range of leisure activities provided for our employees and their relatives.

Our Customers

The Customers' Representation Group, under the responsibility of Vera Giangrande, the Pao de Acucar Ombudsman, has played an important role in the company's business since its was established in 1993. It looks after all the matters raised by customers, passing them on to the Business Units for consideration, thus improving their knowledge of the customers and improving customer services.

The position of "Pao de Acucar Customer Advisor" was created to increase the quality of service offered in the Pao de Acucar stores. As purchase consultants, the Customer Advisors help customers to make intelligent and advantageous purchases, not only with the intent of making economies, but also of satisfying the real needs of each consumer.

In 1999, Pao de Acucar Kid's, the first educational supermarket in the world specially developed for children, completed its first year of operations having achieved great success with the public. Its main objective is to contribute to the development of future generations, providing them with educational games and fundamental information with respect to personal responsibility and promoting an awareness of consumers' rights.


--------------------------------------------------------------------------------

[OBJECT OMITTED]
--------------------------------------------------------------------------------
  COMPANHIA BRASILEIRA DE DISTRIBUICAO



Relationships with the Community

The year 1999 was marked by the success which CBD achieved, as a company/citizen, by linking every bit of institutional marketing with the theme "Proud of Being Brazilian". Approximately R$ 9.2 million was invested in marketing connected with cultural, social, educational and sporting activities.

In 1999, Pao Music, a musical project sponsored by the Pao de Acucar Group with the collaboration of the Municipal Secretariat for Culture, presented its seventh series of musical events which, according to estimates made by the organizers, attracted about 1 million people to Ibirapuera park, in the city of Sao Paulo. The project benefits the community as a whole because it enables citizens from all levels of society to watch concerts of popular music presented by leading Brazilian and international musicians, free of charge.

Based on the Pao Music Project, the Pao de Acucar Group also presented fine instrumental music in its stores thus consolidating the concept of "Pleasure Shopping". During 1999, the project Pao Music Stores presented renowned Brazilian instrumentalists, many of whom played, or still play, with the great names in popular Brazilian music.

For the seventh consecutive year, the TAPA Group, one of the most important repertory theater groups in Brazil, was sponsored by the Pao de Acucar group, the first Brazilian company to provide permanent support to Brazilian theater. The financial help provided by Pao de Acucar essentially covers the administration of the group, allowing it to proceed with its theatrical projects.

"Solidarity With Those Near You" was the name of the campaign of voluntary donations conducted during 1999 in all the Pao de Acucar stores. The purpose of this campaign was to raise funds for charitable organizations such as the Abrinq Foundation, supporting childrens' rights and the Pro-Queimados Foundation, which helps those with serious burns. In 2000, the campaign will re-enforce the idea of voluntary assistance on a permanent basis. When making donations, customers will receive Donation Certificates and will have the possibility of accompanying, on the Internet, the amounts raised by the stores and the charities which received these resources. The campaign represents transparent citizenship within the reach of all Brazilians.

In 2000, the "Extra" network of stores will be responsible for carrying out the "Solidarity Alphabetization Project", which will count with the support of the Ministry of Culture and Education and of Unesco. Consumers will be able to adopt a student and the resources will be used to establish classrooms all over Brazil. Employees of the Pao de Acucar group will also participate in this venture.


--------------------------------------------------------------------------------

[OBJECT OMITTED]
--------------------------------------------------------------------------------
  COMPANHIA BRASILEIRA DE DISTRIBUICAO



Since 1997, the Pao de Acucar group has sponsored the "Morumbi Children Project" which provides help for 500 boys and girls, who live in poor areas in the Morumbi suburb in the south zone of the city of Sao Paulo. By means of cultural workshops, these children learn how to dance and to play percussion instruments. In 1999, the support was intensified as the children participated in the opening of all the shows of the Pao Music Project presented in the Ibirapuera park.

Closing remarks

The excellent performance achieved in 1999 resulted, not only from the investments made in the opening of new stores, in technology and distribution, but also those made in our people and in our relationships with the community. We would like to thank all of our customers, employees, shareholders and suppliers, who contribute to the company's success, and to express our firm commitment to do our best to ensure that you all continue to participate in our achievements in the year 2000.

                                                                      MANAGEMENT


--------------------------------------------------------------------------------
                                       13

(A free translation of the original report in Portuguese on financial statements prepared in conformity with accounting principles determined by Brazilian corporate legislation)

Companhia Brasileira de Distribuicao and Subsidiary Company
Financial Statements at December 31, 1999 and 1998 and
Report of Independent Accountants

(A free translation of the original opinion in Portuguese expressed on financial statements prepared in conformity with accounting principles determined by Brazilian corporate legislation)

Report of Independent Accountants

February 7, 2000

To the Board of Directors and Shareholders
Companhia Brasileira de Distribuicao

1 We have audited the accompanying balance sheets of Companhia Brasileira de Distribuicao as of December 31, 1999 and 1998 and the related statements of income, of changes in shareholders' equity and of changes in financial position for the years then ended, and the consolidated balance sheets of Companhia Brasileira de Distribuicao and subsidiary company as of December 31, 1999 and the related consolidated statements of income and of changes in financial position for the year then ended. These financial statements are the responsibility of companies management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

February 7, 2000
Companhia Brasileira de Distribuicao

3 As mentioned in Note 9(a), based on Law 9816/99 and CVM Resolution 294/99, the Company deferred a portion of the net foreign currency exchange losses on the loans and payables in foreign currency following the Brazilian currency devaluation in the first quarter of 1999. Since the accounting principles require that foreign exchange variations be recorded in the results of the period in which they occur, shareholders' equity at December 31, 1999 and net income for the year then ended are overstated by R$ 58,208 thousand.

4 In our opinion, except for the effects of the deferral of foreign exchange losses described in paragraph 3 above, the financial statements audited by us present fairly, in all material respects, the financial position of Companhia Brasileira de Distribuicao at December 31, 1999 and 1998 and the results of operations, the changes in shareholders' equity and the changes in financial position for the years then ended, and the financial position of Companhia Brasileira de Distribuicao and subsidiary company at December 31, 1999, as well as the consolidated results of operations and the changes in the consolidated financial position for the year then ended, in conformity with accounting principles determined by Brazilian corporate legislation.

         PricewaterhouseCoopers
         Auditores Independentes
         CRC 2SP000160/O-5



         Henrique Luz
         Partner
         Contador CRC 1RJ045789/T-2 "T" SP 002332



Companhia Brasileira de Distribuicao                                              (A free translation of the original in Portuguese
and Subsidiary Company                                                            prepared in conformity with accounting principles
                                                                                  determined by Brazilian corporate legislation)
Balance Sheet at December 31
In thousands of reais

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       Parent company       Consolidated
                                                                   ----------------------------------   ----------------
Assets                                                                        1999              1998               1999
                                                                   ----------------  ----------------   ----------------

Current assets
  Cash and banks                                                            54,965             36,403             61,937
  Financial investments                                                  1,198,598            333,824          1,198,598
  Trade accounts receivable                                                494,527            446,996            506,602
  Inventories                                                              475,711            344,967            538,197
  Taxes recoverable                                                         60,875             63,663             64,635
  Advances to suppliers and employees                                       18,078              9,435             18,082
  Prepaid expenses                                                          15,693              5,779             16,979
  Other                                                                     11,462             15,740             13,565
                                                                   ----------------  ----------------   ----------------
                                                                         2,329,909          1,256,807          2,418,595
                                                                   ----------------  ----------------   ----------------
Long-term receivables
  Trade accounts receivable                                                  2,636              4,951             97,755
  Deferred income tax                                                       29,076             18,584             29,448
  Loan to subsidiary companies                                             225,755              1,721              5,108
  Judicial deposits                                                         50,731             34,089             50,745
  Prepaid expenses                                                           4,055              5,728              4,055
                                                                   ----------------  ----------------   ----------------
                                                                           312,253             65,073            187,111
                                                                   ----------------  ----------------   ----------------
Permanent assets
  Investments                                                              228,814              5,622            228,814
  Property and equipment                                                 1,780,379          1,389,822          1,889,441
  Deferred charges                                                         393,708            307,155            430,259
                                                                   ----------------  ----------------   ----------------
                                                                         2,402,901          1,702,599          2,548,514










                                                                   ----------------  ----------------   ----------------
                                                                         5,045,063          3,024,479          5,154,220
                                                                   ================  ================   ================




                                                                                       Parent company      Consolidated
                                                                   ----------------------------------   ----------------
Liabilities and shareholders' equity                                          1999               1998              1999
                                                                   ----------------  ----------------   ----------------
Current liabilities
  Suppliers                                                                747,531            604,323            792,420
  Payable on purchase of assets                                            111,148             44,502            111,148
  Financing                                                                425,196            347,891            477,991
  Debentures                                                                16,483             15,813             16,483
  Salaries and payroll charges                                              59,880             57,515             64,409
  Taxes on sales                                                            20,973             28,304             25,496
  Tax installments                                                          10,684              9,567             10,684
  Dividends proposed                                                        15,957              5,013             15,957
  Interest attributed to own capital and withholding income tax                                40,000
  Loan from parent company and other                                        57,138             24,629             59,559
                                                                   ----------------  ----------------   ----------------
                                                                         1,464,990         1,177,557           1,574,147
                                                                   ----------------  ----------------   ----------------

Long-term liabilities
  Financing                                                                341,345            417,816            341,345
  Debentures                                                               285,159            314,860            285,159
  Provision for contingencies                                              264,150            104,912            264,150
  Payable on purchase of assets                                             54,127              3,504             54,127
  Income tax and tax installments                                            9,469             34,099              9,469
                                                                   ----------------  ----------------   ----------------
                                                                           954,250            875,191            954,250
                                                                   ----------------  ----------------   ----------------

Capitalizable funds - debentures                                           310,387                               310,387
                                                                   ----------------                     ----------------

Shareholders' equity
  Capital                                                                1,491,118            537,730          1,491,118
  Capital reserves                                                         348,292              4,050            348,292
  Revenue reserves                                                         476,026            429,951            476,026
                                                                   ----------------  ----------------   ----------------
                                                                         2,315,436            971,731          2,315,436
                                                                   ----------------  ----------------   ----------------
                                                                         2,625,823            971,731          2,625,823
                                                                   ----------------  ----------------   ----------------
                                                                         5,045,063          3,024,479          5,154,220
                                                                   ================  ================   ================




The accompanying notes are an integral part of these financial statements.


Companhia Brasileira de Distribuicao                                               (A free translation of the original
and Subsidiary Company                                                             in Portuguese prepared in conformity
                                                                                   with accounting principles determined
Statement of Income                                                                by Brazilian corporate legislation)
Years Ended December 31
In thousands of reais

------------------------------------------------------------------------------------------------------------------------
                                                                                        Parent company      Consolidated
                                                                   -----------------------------------  ----------------
                                                                              1999               1998               1999
                                                                   ----------------   ---------------   ----------------

Gross sales                                                              6,558,743          5,133,462          6,943,176
    Taxes on sales                                                      (1,009,844)          (749,949)        (1,139,967)
                                                                   ----------------   ---------------   ----------------

    Net sales                                                            5,548,899          4,383,513          5,803,209
    Cost of sales                                                       (4,059,521)        (3,194,373)        (4,235,793)
                                                                   ----------------   ---------------   ----------------

Gross profit                                                             1,489,378          1,189,140          1,567,416

Operating expenses (income)
    Selling                                                                851,176            726,590            912,292
    General and administrative                                             230,668            190,835            231,648
    Depreciation and amortization                                          138,365            102,669            142,698
    Taxes and charges                                                       30,496             21,268             31,944
    Financial expenses
       Interest attributed to own capital                                                      40,000
       Foreign exchange losses (Note 9(a))                                 152,205                               152,205
       Other                                                               392,590            215,401            412,847
    Financial income                                                      (370,365)          (263,193)          (378,912)
    Loss on investment in subsidiary companies                               2,806                                 1,630
    Equity in the results of subsidiary companies                                1                420
                                                                   ----------------   ---------------   ----------------
                                                                         1,427,942          1,033,990          1,506,352
                                                                   ----------------   ---------------   ----------------

Operating profit                                                            61,436            155,150             61,064

    Non-operating results                                                    2,210              3,089              2,210
                                                                   ----------------   ----------------  ----------------

Income before income tax and reversal of interest on own capital            63,646            158,239             63,274
    Income tax (Note 13)
       Current                                                             (13,330)           (27,877)           (13,330)
       Deferred                                                             11,716            (11,358)            12,088
                                                                   ----------------   ----------------  ----------------

Income before reversal of interest atributed to own capital                 62,032            119,004             62,032

    Reversal of interest attributed to own capital                                             40,000
                                                                   ----------------   ----------------  ----------------

Net income for the year                                                     62,032            159,004             62,032
                                                                   ================  ================   ================

Net income for the year per thousand shares - R$                              0.64               2.04               0.64
                                                                   ================  ================   ================




The accompanying notes are an integral part of these financial statements.


Companhia Brasileira de Distribuicao                                          (A free translation of the original
and Subsidiary Company                                                        in Portuguese prepared in conformity
                                                                              with accounting principles determined
Statement of Changes in Shareholders' Equity                                  by Brazilian corporate legislation)
In thousands of reais

---------------------------------------------------------------------------------------------------------------
                                                                                        Capital reserves
                                                                          ------------------------------
                                                                                Fiscal
                                                                            investment             Share
                                                                 Capital     incentive          warrants
                                                              ----------  ------------  ----------------

At December 31, 1997                                             537,730         4,050

    Appropriation of reserve
    Realization of reserve
    Net income for the year
    Legal reserve
    Dividends proposed (R$ 0.064 per thousand shares)
    Interest attributed to own capital
    Retention of profits reserve
                                                              ----------  ------------  ----------------

At December 31, 1998                                             537,730         4,050

    Capital increase
       Company merger (Note 14(b)(i))                              2,744
       Conversion of debentures (Note 11(b))                      46,179
       Subscription (Note 14(b)(iii) and (iv))                   904,465                         344,242
    Appropriation of reserve
    Realization of reserve
    Net income for the year
    Legal reserve
    Dividends proposed (Note 14(d))
    Retention of profits reserve
                                                              ----------  ------------  ----------------
At December 31, 1999                                           1,491,118         4,050           344,242
                                                              ==========  ============  ================


                                                                                              Revenue reserves
                                                              ------------------------------------------------
                                                                                        Unrealized   Retention  Retained
                                                                   Legal   Expansion       profits  of profits  earnings      Total
                                                              ----------  ----------  ------------  ----------  --------  ---------

At December 31, 1997                                              23,722     142,726        38,458     111,054              857,740

    Appropriation of reserve                                                  92,164                   (92,164)
    Realization of reserve                                                                  (4,997)                4,997
    Net income for the year                                                                                      159,004    159,004
    Legal reserve                                                  7,950                                          (7,950)
    Dividends proposed (R$ 0.064 per thousand shares)                                                             (5,013)    (5,013)
    Interest attributed to own capital                                                                           (40,000)   (40,000)
    Retention of profits reserve                                                                       111,038  (111,038)
                                                              ----------  ----------  ------------  ----------  --------  ---------

At December 31, 1998                                              31,672     234,890        33,461     129,928              971,731

    Capital increase
       Company merger (Note 14(b)(i))                                                                                         2,744
       Conversion of debentures (Note 11(b))                                                                                 46,179
       Subscription (Note 14(b)(iii) and (iv))                                                                            1,248,707
    Appropriation of reserve                                                  99,935                   (99,935)
    Realization of reserve                                                                  (4,898)                4,898
    Net income for the year                                                                                       62,032     62,032
    Legal reserve                                                  3,101                                          (3,101)
    Dividends proposed (Note 14(d))                                                                              (15,957)   (15,957)
    Retention of profits reserve                                                                        47,872   (47,872)
                                                              ----------  ----------  ------------  ----------  --------  ---------

At December 31, 1999                                              34,773     334,825        28,563      77,865            2,315,436
                                                              ==========  ==========  ============  ==========  ========  =========


The accompanying notes are an integral part of these financial statements.


Companhia Brasileira de Distribuicao                                          (A free translation of the original
and Subsidiary Company                                                        in Portuguese prepared in conformity
                                                                              with accounting principles determined
Statement of Changes in Financial Position                                    by Brazilian corporate legislation)
Years Ended December 31
In thousands of reais

-------------------------------------------------------------------------------------------------------------------

                                                                                          Parent company         Consolidated

                                                                         --------------------------------   ------------------

                                                                                   1999             1998                 1999
                                                                         ---------------  ---------------   ------------------

Financial resources were provided by
   Operations

     Net income for the year                                                     62,032          159,004               62,032
     Expenses not affecting working capital
        Depreciation and amortization                                           138,365          102,669              142,698
        Amortization of the deferred exchange losses                             13,431                                13,431
        Income tax                                                                1,614           39,235                1,242
        Residual value of property and equipment disposals                        4,616           14,970                4,617
        Interest and monetary variations on long-term items                      68,906           39,866               68,906
        Equity in the results of subsidiary companies                                 1              420
                                                                         ---------------  ---------------   ------------------

                                                                                288,965          356,164              292,926

   Shareholders

     Capital increase                                                         1,248,707                             1,248,707

   Third parties

     Increase in long-term liabilities and capitalizable funds

        Financings                                                              103,842          285,081              103,842
        Debentures                                                              297,000          200,000              297,000
        Contingencies and other                                                 168,864           17,680              168,864
        Payables on purchase of assets                                           88,212            2,780               88,212
     Reduction in long-term receivables                                                                                 7,387
     Transfers to current assets                                                  3,987           30,821                3,987
     Merger of subsidiaries' net assets                                           2,744           70,928                2,744
                                                                         ---------------  ---------------   ------------------

Total funds provided                                                          2,202,321          963,454            2,213,669
                                                                         ---------------  ---------------   ------------------

Financial resources were used for

   Dividends paid and proposed                                                   15,957            5,013               15,957
   Interest attributed to own capital                                                             40,000
   Reduction in long-term receivables                                            52,189                                52,189
   Transfer to current liabilities                                              350,170          112,725              350,170
   Long-term receivables                                                        213,260           21,173               95,133
   Permanent assets
     Investments                                                                225,876          346,571              225,876
     Property and equipment                                                     512,125          557,252              623,797
     Deferred charges                                                            47,075           26,560               85,349
                                                                         ---------------  ---------------   ------------------

Total funds used                                                              1,416,652        1,109,294            1,448,471
                                                                         ---------------  ---------------   ------------------

Increase (decrease) in working capital                                          785,669         (145,840)             765,198
                                                                         ===============  ===============   ==================

Companhia Brasileira de Distribuicao
and Subsidiary Company

Statement of Changes in Financial Position
Years Ended December 31

In thousands of reais                                               (continued)

-------------------------------------------------------------------------------



                                                                                          Parent company         Consolidated

                                                                         --------------------------------   ------------------

                                                                                   1999             1998                 1999
                                                                         ---------------  ---------------   ------------------
Changes in working capital
Current assets

   At the end of the year                                                     2,329,909        1,256,807            2,418,595
   At the beginning of the year                                               1,256,807        1,034,082            1,256,807
                                                                         ---------------  ---------------   ------------------

                                                                              1,073,102          222,725            1,161,788
                                                                         ---------------  ---------------   ------------------

Current liabilities

   At the end of the year                                                     1,464,990        1,177,557            1,574,147
   At the beginning of the year                                               1,177,557          808,992            1,177,557
                                                                         ---------------  ---------------   ------------------

                                                                                287,433          368,565              396,590
                                                                         ---------------  ---------------   ------------------

Increase (decrease) in working capital                                          785,669         (145,840)             765,198
                                                                         ===============  ===============   ==================

(A free translation of the original notes in Portuguese to financial statements prepared in conformity with accounting principles determined by Brazilian corporate legislation)

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

--------------------------------------------------------------------------------


1        Operations

The main activities of Companhia Brasileira de Distribuicao (the "Company") include the retailing of food, apparel, electronic goods and other products from its chain of hypermarkets, supermarkets and specialized stores and departments primarily under the tradenames "Pao de Acucar", "Extra", "Barateiro" and "Eletro". At December 31, 1999, the Company operated 349 stores (December 31, 1998 - 284 stores), of which 329 are own stores and 20 stores managed by its subsidiary Novasoc Comercial Ltda ("Novasoc").

As part of its Expansion Plan, the Company acquired on February 1, 1999 a controlling interest in Peralta Comercial e Importadora S.A., ("Peralta") and as from March 1, 1999 the operations carried out by such subsidiary have been managed by the Company.

On May 10, 1999, the Company acquired 10% of the quotas of Novasoc which on April 30, 1999 had signed an agreement to lease 25 stores of the Paes Mendonca S.A. chain. Paes Mendonca S.A. will continue to exist as a separate corporate entity and is contractually bound and is fully and solely responsible for the obligations incurred before the date of the lease contract (Note 7(b)).

In September 1999, through a private subscription of shares (Note 14(b)(iii)), the Company admitted a new strategic partner, the Casino Guichard Perrachon Group, which acquired an interest representing 23.99% of the common shares and 22.24% of the total capital of the Company.

Consistent with the Expansion Plan, the Company's operations in 1999 increased as a consequence of the transactions described in Note 7.

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------


2        Significant Accounting Policies

The financial statements were prepared in conformity with accounting principles prescribed by Brazilian corporate legislation.

(a)      Determination of net income

Net income is determined on the accrual basis of accounting.

(b)      Current assets and long-term receivables

Inventories purchased by the distribution centers are valued at average cost, and those purchased directly by stores at the last purchase price which approximates the "First In, First Out - FIFO basis", including storage and handling costs, all lower than realizable amounts.

The remaining assets are stated at cost including, when applicable, accrued income and monetary variations, net of provisions to reflect realizable amounts.

Deferred income tax on temporary differences is set up at 25%.

(c)      Permanent assets

Permanent assets are shown at cost including restatements up to December 31, 1995, combined with the following:

 .    Investments in subsidiaries are shown at cost of acquisition or, when applicable, on the equity accounting method (Note 7);

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------

 .    Depreciation of property and equipment is calculated on the straight-line method at the rates listed in Note 8 which reflect the economic useful lives of the assets; and

 .    Amortization of purchase premiums are based on expected future profitability; other-goodwill, deferred foreign exchange losses and pre-operating expenses are amortized over the periods detailed in Notes 7 and 9.

(d)      Current and long-term liabilities and capitalizable funds

These are stated at known or estimated amounts, including, when applicable, accrued charges and monetary and exchange variations.

(e)      Consolidated financial statements

The consolidated financial statements were prepared in conformity with the consolidation accounting principles prescribed by corporate legislation and Brazilian Securities Commission (CVM) Instruction 247, and include the financial statements of the Company and its subsidiary Novasoc.

The investments account, intercompany asset and liability balances, and income and expenses and unrealized profits arising from operations among consolidated companies were eliminated from the consolidation. The Company's subsidiaries are:

(i)      Novasoc

In accordance with the articles of association of Novasoc, the company's results may be distributed disproportionately to the interest held by quotaholders. At the meeting held on December 30, 1999, the quotaholders decided that the Company is to participate in 99.98% of results for 1999.

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------


The consolidated financial statements are being presented to include Novasoc, after any necessary eliminations.

(ii)     Other subsidiary companies

In conformity with CVM Instruction 247, the financial statements prepared by the wholly-owned subsidiaries Peralta, Nirpec Alimentos S.A. ("Nirpec"), Supermercados Mogi S.A. ("Mogi") and Stratosfera Administradora S/C Ltda. ("Stratosfera") were not consolidated with the financial statements prepared by the Company since management intends to decommission these companies, the operations of which have been carried out by the Company.

3        Financial Investments

The majority of financial investments have interest rate swaps. At December 31, 1999, these operations amounted to R$ 1,029,842 (1998 - R$ 259,093).

The remaining investments, amounting to R$ 168,756 (1998 - R$ 74,731) are in investment funds, with portfolios comprising mainly Bank Deposit Certificates
(CDB), Export Notes, Financial Treasury Bills (LFT) and National Treasury Bills
(LTN).

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------


4        Trade Accounts Receivable

                                                                            Parent company         Consolidated

                                                           --------------------------------   ------------------

                                                                     1999             1998                 1999
                                                           ---------------   --------------   ------------------

Current

    Customer credit financing                                     156,364          150,575              162,384
    Installment sales (post-dated checks)                         102,955          134,039              109,638
    Credit card                                                   181,701          150,642              214,345
    Sales vouchers and others                                      30,137           32,262               37,080
    Accounts receivable - Novasoc                                  39,503
    Allowance for doubtful accounts                               (16,133)         (20,522)             (16,845)
                                                           ---------------   --------------   ------------------

                                                                  494,527          446,996              506,602
                                                           ===============   ==============   ==================
Long term

    Customer credit financing                                       2,636            4,951                2,640
    Accounts receivable - Paes Mendonca                                                                  95,115
                                                           ---------------   --------------   ------------------

                                                                    2,636            4,951               97,755
                                                           ===============   ==============   ==================


Customer credit financings accrue prefixed financial charges for payment over periods of up to 24 months.

Installment sales represent post-dated checks with pre-fixed interest of 6.0% per month (1998 - 5.4% per month) for settlement in up to 90 days.

Credit card sales relate to sales of goods through co-branded third party credit cards.

Accounts receivables from Novasoc relates to sales of products by the parent company to supply the Novasoc stores.

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------


Accounts receivables - Paes Mendonca - relates mainly to payment by Novasoc of certain of Paes Mendonca's liabilities (mainly suppliers) under the lease agreements with Paes Mendonca which will be reimbursed through the end of the lease term, including financial charges. As required by contractual provisions, guarantees given comprise location rights for stores currently operated by Novasoc.

The allowance for doubtful accounts is estimated based on average prior-years' effective losses complemented by management's estimate of probable future losses:


                                                                            Parent company         Consolidated

                                                           --------------------------------   ------------------

                                                                     1999             1998                 1999
                                                           ---------------   --------------   ------------------
Customer credit financing                                         (14,180)         (18,143)             (14,892)

Installment sales (post-dated checks)                              (1,953)          (2,379)              (1,953)
                                                           ---------------   --------------   ------------------
                                                           ---------------   --------------

                                                                  (16,133)         (20,522)             (16,845)
                                                           ===============   ==============   ==================


The policies for establishing this allowance, by credit category, are:

 .   Customer credit financing

Provision: Based on historical loss indices during the last 12 months.

Write-off: Credits are written-off from accounts receivable against the allowance, when 180 days overdue.

 .   Installment sales (post-dated checks)

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------



Provision: Based on average historical indices of checks returned and recoveries during the last 12 months.

Write-off: Checks are deposited on their respective maturity dates. If checks are returned by the bank and after all legal procedures have been exhausted, they are charged-off against the allowance.

 .   Credit card and sales vouchers

No allowance for doubtful accounts is established for credit cards and sales vouchers, since the credit risk are substantially assumed by third parties.


5        Inventories

                                                                            Parent company         Consolidated

                                                           --------------------------------   ------------------

                                                                     1999             1998                 1999
                                                           ---------------   --------------   ------------------

Hypermarkets, supermarkets and stores                             341,305          231,813              396,621
Distribution centers                                              134,406          113,154              141,576
                                                           ---------------   --------------   ------------------

                                                                  475,711          344,967              538,197
                                                           ===============   ==============   ==================

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------


6        Taxes Recoverable

                                                                            Parent company         Consolidated

                                                           --------------------------------   ------------------

                                                                     1999             1998                 1999
                                                           ---------------   --------------   ------------------

Taxes recoverable (i)                                              29,602           25,730               33,362
Prepaid income tax                                                 14,525                                14,525
PIS and FINSOCIAL recoverable                                      10,702           31,087               10,702
Income tax on financial investments                                 6,046            6,846                6,046
                                                           ---------------   --------------   ------------------

                                                                   60,875           63,663               64,635
                                                           ===============   ==============   ==================

(i) Relate principally to inflation - indexed income tax and social contribution credits arising on the merger of Rede Barateiro de Supermercados S.A.


7        Investments

(a)      Information on the investments at December 31, 1999

                                           Novasoc        Peralta           Nirpec          Mogi      Stratosfera

                                      ------------  --------------    ------------      --------      ------------
Shares/quotas held                           1,000        477,233        5,925,844     1,900,291          122,999

Holding - %                                     10          99.99            99.99         99.99            99.99

Capital - R$                                    10          1,335            5,926         7,400              123

Shareholders' equity (net deficit) - R$     (1,167)        (6,696)          20,320         7,256              123

Net income (loss) for the year - R$         (1,177)        (1,630)               -          (144)               -


Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------



(b)      Movement on investments




                                           Novasoc       Peralta        Nirpec          Mogi   Stratosfera     Barateiro
                                        ----------  ------------  ------------  ------------  ------------  ------------
At December 31, 1997
  Additions
    Cost                                                                                               123        58,355
    Goodwill                                                                                         4,127       222,517
  Equity in the results of subsidiaries                                                                             (480)
  Amortization of goodwill
  Transfers upon merger
    Property and equipment                                                                                          (292)
    Deferred charges                                                                                            (222,517)
    Other net assets                                                                                             (57,583)
    Results
                                        ----------  ------------  ------------  ------------  ------------  ------------

At December 31, 1998                                                                                 4,250
  Additions
    Cost                                         1                      20,320         6,938
    Goodwill                                             148,559        24,680        25,378
  Equity in results                             (1)
  Amortization of goodwill                                (1,729)         (150)         (160)          (52)
  Disposals
                                        ----------  ------------  ------------  ------------  ------------  ------------
At December 31, 1999                                     146,830        44,850        32,156         4,198
                                        ----------  ------------  ------------  ------------  ------------  ------------




                                            Millo's                        Pat
                                          Comercial         MCP     Comercial
                                        Carajas S.A.   S/C Ltda.        Ltda.
                                         ("Millo's")     ("MCP")      ("Pat")          Other         Total
                                       ------------  ------------  -----------  ------------  ------------

At December 31, 1997                                                    10,842           823        11,665
  Additions
    Cost                                      1,651        13,536                        549        74,214
    Goodwill                                 34,217        11,496                                  272,357
  Equity in the results of subsidiaries                        60                                     (420)
  Amortization of goodwill                   (2,386)         (124)       (1,098)                    (3,608)
  Transfers upon merger
    Property and equipment                                (13,275)                                 (13,567)
    Deferred charges                        (31,830)                     (9,744)                  (264,091)
    Other net assets                         (1,625)      (11,693)                                 (70,901)
    Results                                     (27)                                                   (27)
                                       ------------  ------------  -----------  ------------  ------------

At December 31, 1998                                                                   1,372         5,622
  Additions
    Cost                                                                                            27,259
    Goodwill                                                                                       198,617
  Equity in results                                                                                     (1)
  Amortization of goodwill                                                                          (2,091)
  Disposals                                                                             (592)         (592)
                                       ------------  ------------  -----------  ------------  ------------
At December 31, 1999                                                                     780       228,814
                                       ------------  ------------  -----------  ------------  ------------

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------


Peralta

On February 1, 1999, the Company assumed a controlling interest in Peralta via subscription of common shares. As from March 1, 1999, the Company has been managing the Peralta operations.

The difference between the company's assets and liabilities on the date of acquisition (R$ 5,066) as well as its loss for the year (R$ 1,630) are recorded in the Company's liabilities.

Novasoc

On May 10, 1999, the Company acquired 10% of the quotas of Novasoc, which on April 30, 1999 had leased 25 stores of the Paes Mendonca S.A. chain, which will continue to exist as a separate corporate entity and is fully and solely contractually bound for any and all tax, labor, social security and commercial liabilities of any nature which occurred before the date of the lease. The contract term is for five years and may be extended for a further two consecutive periods of five years. Leased stores have been restructured and refurbished, and by December 31, 1999, 20 stores had been reopened.

During the term of the contract, the shareholders of Paes Mendonca S.A. may not dispose of their shares without prior and express consent of Novasoc.

As prescribed by the articles of association, the results of Novasoc shall be distributed disproportionately to the interests held in the company. At the meeting held on December 30, 1999, the quotaholders agreed that the Company shall have a 99.98% participation in results for 1999. The subsidiary company's net deficit is recorded in provision for losses on investments.

Nirpec

On October 15, 1999, the Company acquired 100% of the shares of Nirpec, which owns a property located in the city of Sao Paulo.

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------


Mogi

In November 1999, the Company acquired the Mogi chain, comprised of three supermarkets and one hypermarket located in the region of Mogi das Cruzes, in the State of Sao Paulo.

Also, the operating assets and the goodwill of Supermercados Mogiano Ltda. were acquired, comprising one hypermarket and one supermarket, located in the same region. The purchase consideration of R$ 8,640 includes store location goodwill of R$ 6,743 recorded in deferred charges (Note 9).

Barateiro, Millo's e MCP

The Company acquired the shares/quotas of these companies in the first semester of 1998 and on September 28, 1998, merged them with the Company.

Stratosfera

The controlling interest in this company was acquired on December 3, 1998.

The goodwill paid on acquisition of these companies is based on appraisal reports issued by independent valuers who took into consideration mainly the expected future profitability and appreciation of property and equipment. Such goodwill is being amortized based on the profitability of the stores acquired over a period not exceeding 10 years. Upon merger, the portion of goodwill relating to expected future profitability was transferred to deferred charges (Note 9).

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------



(c)      Balances and transactions with related parties


                                                      ------------------------------------------------------------------------------

                                                          Pao de Acucar            Peninsula                               Peralta,
                                                         S.A. Industria        Participacoes                               Mogi and
                                                             e Comercio                 S.A.            Novasoc               other

                                                      ------------------   ------------------  -----------------   -----------------
Balances
    Dividends proposed and/or interest
       attributed to own capital (net)                           (8,485)              (1,202)
    Accounts receivable                                                                                  39,503
    Loan receivable (payable)                                   (24,183)                                220,647               5,108
    Other accounts receivable (payable)                              11

Transactions
    Services rendered and rents                                                                          11,604
    Sales, net                                                                                          180,112              10,408
    Advertising
    Financial income, net                                         1,037                                  16,713               5,275
    Purchase (sale) of fixed assets                                                                                         (16,893)




                                                                  1999               1998
                                                     -----------------  -----------------

                                                                Total              Total

                                                     -----------------  -----------------
Balances
    Dividends proposed and/or interest
       attributed to own capital (net)                         (9,687)           (27,936)
    Accounts receivable                                        39,503
    Loan receivable (payable)                                 201,572              1,721
    Other accounts receivable (payable)                            11               (977)

Transactions
    Services rendered and rents                                11,604            (13,503)
    Sales, net                                                190,520             39,199
    Advertising                                                                    1,108
    Financial income, net                                      23,025                909
    Purchase (sale) of fixed assets                           (16,893)


Transactions with related parties are carried out at normal market prices and conditions. The loan agreements between the parent company and its subsidiaries bear financial charges comparable to market rates. The sales of goods relate to the supply of the stores, mainly Novasoc, by the Company's distribution center and were made at cost.

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

------------------------------------------------------------------------------



8        Property and Equipment

                                                                                                                 Parent company
                                                    ----------------------------------------------------------------------------

                                                                                                         1999              1998
                                                    ----------------------------------------------------------   ---------------



                                                                               Accumulated
                                                                Cost          depreciation                Net               Net
                                                    -----------------  --------------------   ----------------   ---------------

Land                                                         489,416                                  489,416           369,616
Building                                                     737,466                95,001            642,465           537,064
Refurbishments and improvements                              430,808               169,257            261,551           192,433
Equipment                                                    360,120               181,643            178,477           131,020
Installations                                                166,634                62,244            104,390            60,640
Furniture and fixtures                                        56,252                38,962             17,290            12,322
Vehicles                                                      18,639                 6,300             12,339            10,515
Construction in progress                                      65,850                                   65,850            69,693
Other                                                         10,888                 2,287              8,601             6,519
                                                    -----------------  --------------------   ----------------   ---------------

                                                           2,336,073               555,694          1,780,379         1,389,822
                                                    =================  ====================   ================   ===============



                                                                                                 Consolidated
                                                   -------------------------------------------------------------------------------

                                                                                                        1999
                                                   -------------------------------------------------------------------------------
                                                                                                                           Annual
                                                                            Accumulated                              depreciation
                                                               Cost        depreciation                  Net             rate - %
                                                   -----------------  ------------------   ------------------   ------------------

Land                                                        489,416                                  489,416
Building                                                    737,466              95,001              642,465                    4
Refurbishments and improvements                             471,459             170,073              301,386             10 to 33
Equipment                                                   373,551             182,305              191,246             10 to 20
Installations                                               182,564              63,257              119,307                   20
Furniture and fixtures                                       60,439              39,051               21,388                   10
Vehicles                                                     19,079               6,330               12,749                   20
Construction in progress                                    102,880                                  102,880
Other                                                        10,891               2,287                8,604
                                                   -----------------  ------------------   ------------------

                                                          2,447,745             558,304            1,889,441
                                                   =================  ==================   ==================

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------



Property and equipment additions amounted to R$ 512,125 (1998 - R$ 557,252) and R$ 623,797 in the consolidated financial statements. These additions relate basically to the construction of new stores, expanding the distribution center, remodeling of various stores, new equipment, as well as the purchase of land for expansion of activities acquisition of assets of the companies acquired and interest capitalization. These investments were partially financed and the corresponding liabilities are classified as a payable on purchase of assets, amounting to R$ 165,275 (1998 - R$ 48,006). Such account includes also the balances payable on the purchase of Peralta and Mogi chains. Most of these liabilities are subject to financial charges based on the General Market Price Index (IGP-M), plus market interest.

In 1999, the Company capitalized the interest and financial charges arising from loans obtained from third parties in the amount of R$ 43,418 (1998 - R$ 13,492), during the process of construction and refurbishing of stores. The appropriation of interest and financial charges to results is consistent with the depreciation terms of the financed assets.

Construction in progress refers to remodeling of various stores owned by the Company and subsidiary company and construction of new stores.

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------


9        Deferred Charges


                                                                                                                  Parent company

                                          ---------------------------------------------------------------------------------------
                                                                         Foreign          Pre-operating
                                                   Goodwill             exchange               expenses
                                                 (Note 7(b))              losses              and other                 Subtotal
                                          ------------------   ------------------  ---------------------  -----------------------
At December 31, 1997                                 32,007                                                               32,007

    Additions                                        26,560                                                               26,560
    Transferred from investments                    264,091                                                              264,091
    Amortization                                    (15,503)                                                             (15,503)
                                          ------------------   ------------------  ---------------------  -----------------------

At December 31, 1998                                307,155                                                              307,155

    Additions                                         7,243               71,639                 39,832                  118,714
    Amortization                                    (17,882)             (13,431)                  (848)                 (32,161)
                                          ------------------   ------------------  ---------------------  -----------------------

At December 31, 1999                                296,516               58,208                 38,984                  393,708
                                          ==================   ==================  =====================  =======================



                                                    Subsidiary
                                                       company          Consolidated

                                          ---------------------  --------------------
                                                 Pre-operating
                                                      expenses
                                                     and other                 Total
                                          ---------------------  --------------------
At December 31, 1997                                                          32,007

    Additions                                                                 26,560
    Transferred from investments                                             264,091
    Amortization                                                             (15,503)
                                          ---------------------  --------------------

At December 31, 1998                                                         307,155

    Additions                                           38,274               156,988
    Amortization                                        (1,723)              (33,884)
                                          ---------------------  --------------------

At December 31, 1999                                    36,551               430,259

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------


(a)      Foreign exchange losses

As permitted by Provisional Measure 1818/99 (enacted into Federal Law 9816/99 on August 23, 1999) and CVM Resolution 294/99, the Company opted to defer part of the net foreign exchange losses in the first quarter of 1999. The net loss determined at the end of the first quarter of 1999 resulting from the devaluation of the Brazilian currency amounted to R$ 210,413 (recorded in financial expenses - foreign exchange), and R$ 71,639 was deferred for amortization over a period not exceeding four years in deferred charges.

(b)      Pre-operating expenses and other

Pre-operating expenses, including R$ 38,274 relating to Novasoc are deferred up to the opening/reopening of the stores (including personnel, training and rental expenses), when they are then amortize over a five-year term.

Expenses include leases of various assets located in third party points of sales, along with the assets owned by the former Mappin stores at Praca Ramos de Azevedo and Itaim, city of Sao Paulo, to be amortized over a period not exceeding ten years.

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------


10       Financing

                                                                                 Parent company       Consolidated

                                                                     --------------------------- ------------------

                           Annual interest and charges                       1999          1998               1999
                           ----------------------------------------- ------------- ------------- ------------------

Current

Local currency
    BNDES  (i)             Exchange variation + 3.5%                       17,424        11,358             17,424
           (i)             TJLP + 3.5%                                     63,110        39,708             63,110
           (ii)            TJLP + 3.5%                                      1,284                            1,284
                                                                     ------------- ------------- ------------------
                                                                           81,818        51,066             81,818

    Working capital        20.8% (1998 - 23.4%)                             1,611         1,609              1,611

Foreign currency
    Working capital
       Third parties       8.1% to 36.6% (1998 - Exchange
                                variation and 5.7% to 15.1%)              308,829       276,744            361,624

    Imports                LIBOR + 0.5% to 3.0%
                                (1998 - LIBOR + 0.7% to 2.9%)              32,938        18,472             32,938
                                                                     ------------- ------------- ------------------

                                                                          425,196       347,891            477,991
                                                                     ============= ============= ==================

Long-term

Local currency
    BNDES  (i)             Exchange variation + 3.5%                       47,179        44,699             47,179
           (i)             TJLP + 3.5%                                    184,775       232,692            184,775
           (ii)            TJLP + 3.5%                                    102,972                          102,972
                                                                     ------------- ------------- -----------------
                                                                          334,926       277,391            334,926

Foreign currency
    Expansion
       Third parties       9.8% to 12.1% (1998 - Exchange
                                variation and 5.7% to 13.0%)                6,419       139,845              6,419
       Imports             LIBOR + 0.7% to 2.9%                                             580
                                                                     ------------- ------------- ------------------
                                                                          341,345       417,816            341,345
                                                                     ============= ============= ==================

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------


Long-term financing, falls due as follows:

                                                   1999                 1998
                                      ------------------   ------------------

2000                                                                 203,828
2001                                            103,280               71,250
2002                                             96,791               67,326
2003                                             84,235               58,240
2004 onwards                                     57,039               17,172
                                      ------------------   ------------------

                                                341,345              417,816
                                      ==================   ==================

BNDES

(i)   Contract signed on October 23, 1997

The Company raised funds totaling R$ 317,397 which bear interest of 3.5% per annum above the TJLP - Federal Government Long-term Interest Rate (83% of the line of credit) or above a BNDES basket of foreign currencies (17% of the line of credit) which is being accrued monthly. Payments will be in 60 monthly installments after a 12-month grace period.

(ii) Contract signed on November 16, 1999

The Company signed a new contract to open a line of credit with BNDES, the principal of which amounts to R$ 130,000, and up to December 31, 1999 the Company had drawn down R$ 103,130. Such loans bear interest of 3.5% p.a. above the TJLP which is appropriated monthly. Payments will be in 60 monthly installments after a 12 month grace period.

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------


These contracts require that the Company maintain certain levels of capitalization and current liquidity and use the funds in the Company's investment program for the opening of stores and purchase of equipment. The parent company offered a joint responsibility surety until the loan is settled.

Other financings

Working capital financings represent mainly funds raised with fixed financial charges for direct customer credit operations, mainly customer credit and post-dated checks.

As from October 1999, the Company signed swap contracts to mitigate foreign exchange variations on foreign currency financings (Note 15).

Financings are guaranteed by promissory notes and shareholders' sureties.

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------

11       Debentures

                                                         Annual interest
                                                                 charges                1999                 1998
                                                   ----------------------  ------------------   ------------------
Current

1st. issue -  1st. series                                      TJLP + 8%               2,921                3,021
2nd. issue -  1st. series                                    IGP-M + 13%              11,642               11,193
              2nd. series                                    IGP-M + 13%               1,920                1,599
                                                                           ------------------   ------------------

                                                                                      16,483               15,813
                                                                           ==================   ==================

Long-term

1st. issue -  1st. series                                      TJLP + 8%              89,937              115,292
2nd. issue -  1st. series                                    IGP-M + 13%             165,274              174,622
              2nd. series                                    IGP-M + 13%              29,948               24,946
                                                                           ------------------   ------------------

                                                                                     285,159              314,860
                                                                           ==================   ==================

Capitalizable Funds - Debentures

3rd. issue -  1st. series                                    IGP-M + 13%             310,387
                                                                           ==================

(a)      3rd. issue

At the Extraordinary General Meeting held on August 9, 1999, the Administrative Council approved the third issue of debentures up to the limit of R$ 600,000, represented by an indeterminate number of series, and public placement of debentures, containing the following main characteristics:

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------


(i)    date of beginning of issue and distribution: September 1, 1999;

(ii) form and type: nominative, book-entry and subordinated guarantee debentures;

(iii) nominal value: debentures will have a unit nominal value of R$ 1,000.00 on the date of issue;

(iv) number: 1st. series of 297,000 debentures convertible into preferred shares;

(v)    premium: debentures were issued with a premium of 54.69%;

(vi) subscription price: nominal value restated based on the General Market Price Index - IGP-M, plus interest of 13% p.a.;

(vii) remuneration: IGP-M plus interest of 13% p.a. Interest will be paid on maturity dates;

(viii) maturity date of the debentures: September 1, 2000;

(ix) convertibility of the 1st. and 3rd. issue: such debentures may be converted into preferred shares of the Company at their nominal value, including the remuneration described above, at any time, as from the date of subscription, at the discretion of the debentureholders. The number of nominative preferred shares issued by the Company resulting from the conversion of each debenture will be 20,202 shares.

       The Company's controlling shareholders assigned the right to subscribe the 3rd. issue 1st. series debentures to the Casino Guichard Perrachon Group. These resources are restricted and destined for capital increases as per contractual provisions contained in a shareholders' agreement and are therefore recorded as Capitalizable Funds Debentures.

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------

(b)      Debentures converted into preferred shares

                                                Number of debentures
                          -------------------------------------------

                                                                          Number of           Share
                                                                          converted       price per
                 Date of                                    December      preferred        thousand       Capital
Issue         conversion          Issue     Converted       31, 1999         shares      shares (R$)     increase
-----------  -----------  -------------- ------------- -------------- -------------- --------------- -------------
1st. issue                      100,000

                06.30.99                          (50)                    1,857,067        32.48368            60
                11.23.99                       (9,754)                  360,730,714        34.92365        12,598
                11.26.99                       (4,950)                  181,908,322        35.18024         6,400
                          -------------- ------------- -------------- --------------                 -------------
Total 1st.
  issue                         100,000       (14,754)        85,246    544,496,103                        19,058
                          -------------- ------------- -------------- --------------                 -------------

2nd. issue                      175,000

                06.30.99                       (2,000)                   66,666,000        32.29152         2,153
                08.05.99                          (50)                    1,666,650        32.98505            55
                08.10.99                       (3,210)                  106,998,930        33.06698         3,538
                08.17.99                         (590)                   19,666,470        33.18202           653
                10.15.99                         (100)                    3,333,300        34.13921           114
                11.09.99                          (30)                      999,990        34.64999            35
                12.08.99                          (50)                    1,666,650        35.50787            59
                12.14.99                         (346)                   11,533,218        35.67056           411
                12.15.99                       (3,000)                   99,999,000        34.94327         3,494
                12.15.99                       (2,888)                   96,265,704        35.31900         3,400
                12.15.99                       (3,000)                   99,999,000        35.45381         3,545
                12.15.99                       (4,146)                  138,198,618        35.69775         4,934
                12.17.99                       (3,030)                  100,998,990        35.75219         3,611
                12.22.99                         (935)                   31,166,355        35.88865         1,119
                          -------------- ------------- -------------- --------------                 -------------
Total 2nd.
  issue                         175,000       (23,375)       151,625    779,158,875                        27,121
                          -------------- ------------- -------------- --------------                 -------------

Total conversions in 1999                                             1,323,654,978                        46,179
                                                                      ==============                 =============

At the Extraordinary General Meeting held on August 9, 1999, the shareholders decided not to use the remaining balance relating to the 2nd issue of debentures.

Expenses on placement of debentures comprising mainly commissions were recorded in prepaid expenses and are appropriated according to the maturity of the debentures.

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------


12       Provision for Contingencies

                                                                                  Parent company

                                                          ---------------------------------------

                                                                       1999                 1998
                                                          ------------------   ------------------
National Institute of Social Security (INSS)                         78,898
Income tax                                                           83,937               58,075
Social Contribution on Revenues (COFINS) and
    Social Integration Program (PIS)                                 78,628               14,835
Social Investment Fund (FINSOCIAL)                                    9,035                8,267
Labor claims and other                                               13,652               23,735
                                                          ------------------   ------------------

                                                                    264,150              104,912
                                                          ==================   ==================

The Company obtained a preliminary injunction to offset the amounts paid in excess as a contribution to the Labor Accident Insurance (SAT) and Education Allowance against payables of the same nature to the INSS on the part of the Company. The amounts not paid have been maintained in the provision for contingencies - INSS until this matter is finally decided. Abiding by an order of the court, the Company has been acquiring Public Debt Securities placed in judicial escrow in order to have the right to offset the Education Allowance amounts considered by it as having been paid in excess.

Supported by a preliminary injunction, the Company considers, when determining income tax payable, the effects of depreciation of fixed assets relating to the indexation differences arising from the "Summer Plan" (economic stabilization plan). The additional depreciation charges amounted to approximately R$ 134,034, and were fully used as a deduction in determining the income tax calculation basis. However, conservatively, the Company has not recognized in the financial statements the reduction in the tax obligation that results from this offset.

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------

The Company obtained a favorable decision in the lower courts not to apply the disposition of Law 9718/98. The Company has been authorized through an injuction to pay COFINS under the terms of Complementary Law 70/91 (2% on revenues) and PIS under Law 9715/98 (0.65% on revenues) as from February 1, 1999. However, the difference in the amounts determined pursuant to the disposition of Law 9718/98 is, conservatively, being provided.



13       Income Tax

                                                                                                      Liabilities
                                                                              ------------------------------------
                                                                    Assets           Currency           Long-term

                                                            ---------------   ----------------   -----------------
At December 31, 1997                                                31,191              5,737               9,590

    Write-offs/reversal - net                                      (12,607)
    Payment/realization                                                                (5,737)             (1,249)
    Income tax at source - interest on own capital                                      6,000
                                                            ---------------   ----------------   -----------------

At December 31, 1998                                                18,584              6,000               8,341

    Increase - net                                                  10,492
    Payment/realization                                                                (6,000)             (1,224)
                                                            ---------------   ----------------   -----------------

At December 31, 1999 - parent company                               29,076                                  7,117

    Increase - net - subsidiary company                                372
                                                            ---------------   ----------------   -----------------

At December 31, 1999 - consolidated                                 29,448                                  7,117
                                                            ===============   ================   =================

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------

14       Shareholders' Equity

(a)      Capital and share rights

Subscribed and paid-up capital comprises 97,261,273,693 (1998 - 78,116,125,080)
nominative shares with no nominal value, of which 62,858,754,615 (1998 - 50,066,371,760) are common with voting rights and 34,402,519,078 (1998 -
28,049,753,320) are preferred shares.

At the Extraordinary General Meeting held on August 9, 1999, the Directors' proposal for amendment to article 6 of the Company's by-laws was approved, and the authorized capital limit was increased from 100,000,000,000 shares to 150,000,000,000 shares. Also, approval was given to the proposal for issuing common shares following a decision made by the Administrative Council, without need for amendment of the by-laws, within the authorized capital limit.

Preferred shares have no voting right but have the same rights and benefits as the common shares, besides the priority assured in the by-laws in the event of a return of capital and priority to receive a minimum annual dividend of R$ 0.15 (15 cents) per thousand shares on a non-cumulative basis.

All shareholders are entitled to annual dividends and/or interest attributed to own capital of not less than 25% of net income calculated in conformity with Brazilian corporate legislation.

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------



(b)      Capital increases

(i)      Mergers of companies

At the Extraordinary General Meeting on February 26, 1999, the shareholders approved the merger of the net equity of Pao de Acucar Publicidade Ltda. The new shares issued (220,632 thousand common shares) accrue rights for all of 1999. The net equity of the merged company reflected in the financial statements as of January 31, 1999 (base date for the merger) and detailed in the appraisal report of independent valuers is as follows:



Assets                                                     Liabilities
    Current assets                               598           Current liabilities                        1,305
    Long-term receivables                      2,691           Long-term liabilities                        161
    Permanent assets                             921           Shareholders' equity                       2,744
                                   ------------------                                         ------------------

                                               4,210                                                      4,210
                                   ==================                                         ==================

(ii)     Conversion of debentures

A capital increase of R$ 46,179 (for 1,323,655 thousand preferred shares) was approved relating to the conversion of debentures (Note 11(b)) into preferred book-entry shares with no nominal value.

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------

(iii)    Private share subscription

At the meeting held on August 9 and September 17, 1999, the Administrative Council approved issue for private subscription of 12,571,750,933 common shares and 7,029,569,097 preferred shares, all book-entry with no nominal value, and 12,571,750,884 common shares and 4,890,160,780 preferred shares were approved.

The common shares entitle subscribers to the same rights and have the same characteristics as the shares already existing of the same type and are entitled to the dividends of the year in which they were issued, calculated pro rata temporis as from the date of capital subscription. The price of issue was fixed at R$ 54.75 per thousand common shares and R$ 43.80 per thousand preferred shares.

Movement on capital and number of shares

                                                                                       Number of shares - thousand
                                                                           ----------------------------------------
                                                             Contributed
                                                                 capital             Preferred              Common
                                                      -------------------  --------------------   -----------------
At December 31, 1998                                             537,730            28,049,753          50,066,372

Capital increase upon

    company merger                                                 2,744                                   220,632

Conversion of debentures

    1st. Issue, 1st. series                                       19,058               544,496
    2nd. Issue, 1st. series                                       27,121               779,159

Subscription
    Private subscription

       Common shares                                             688,303                                12,571,751
       Preferred shares                                          214,189             4,890,161

    Stock option plan

       (Note 14(e))                                                1,973               138,950
                                                      -------------------  --------------------   -----------------

At December 31, 1999                                           1,491,118            34,402,519          62,858,755
                                                      ===================  ====================   =================

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------


(iv)     Private warrants subscription

At the meetings held on August 9 and September 17, 1999, the Administrative Council approved a private subscription through the issue of 12,571,751 common share warrants at the issue price of R$ 27.375 and 7,029,569 preferred share warrants at the issue price of R$ 21.90, and 12,571,751 common share warrants and 4,127 preferred share warrants were approved. Each warrant shall entitle the holder to the subscription of 1,000 shares, that may be converted as from August 31, 2001 over a period of two to three years. The common share subscription warrants were paid up in the same proportion as shares of paid-up share capital.

                                                                                           Number of shares - 000
                                                                             -------------------------------------
                                                                   Capital
                                                                   reserve          Preferred              Common
                                                          -----------------  -----------------   -----------------
Private subscription

    Common share warrants                                          344,152                             12,571,751
    Preferred share warrants                                            90              4,127
                                                          -----------------  -----------------   -----------------

At December 31, 1999                                               344,242              4,127          12,571,751
                                                          =================  =================   =================

(c)      Revenue reserves

(i) Legal reserve: Amount appropriated to reserve equivalent to 5% of net income for the year before any appropriations, and limited to 20% of capital.

(ii) Expansion reserve: Amounts approved by the shareholders to maintain resources to finance additional capital investments and working capital.

(iii) Unrealized profits reserve: This reserve is being realized in proportion to the realization of the permanent assets which generated the related credit balance.

(iv) Retention of profits: The balance of this reserve at December 31, 1999 is to be designated by the Shareholders' General Meeting for appropriation.

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------


(d)      Dividends proposed and/or interest on own capital

Management proposed, for approval at the Annual General Meeting, dividends to be distributed and calculated as follows:

Net income for the year                                             62,032
Unrealized profits reserve                                           4,898
Legal reserve                                                       (3,101)
                                                         ------------------

Dividends calculation basis                                         63,829

                                                         ==================

Minimum mandatory dividend (25%)                                    15,957
                                                         ==================

Shares which are entitled to a full dividend will receive R$ 0.188 per thousand shares, totaling R$ 15,002, and shares which are entitled to a pro rata temporis dividend, as described in Note 14(b)(iii), will receive R$ 0.05469 per thousand shares, amounting to R$ 955.

Dividends to be distributed will be appropriated from 1999 net income.

(e)      Preferred stock option plan

At the Annual and Extraordinary General Meeting held on April 28, 1997, the preferred stock option plan for Company directors and employees became effective, and the first options were granted relating to 1996.

The exercise price for each lot of shares is, at a minimum, 60% of the weighted average of the preferred shares traded in the week the option is granted. The percentage may vary for each beneficiary or series.

Exercise dates are as follows: (i) 50% in the last month of the third year following the option grant date and (ii) 50% in the last month of the fifth year following the option grant date, with the condition that a certain number of shares will be restricted as to sale until the date of retirement of the beneficiary.

Shares from options exercised have the same rights as granted to the other shareholders. The

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------


management of this plan was entrusted to a committee appointed by the Administrative Council.

Information on the stock option plan is summarized as follows:

                                                                      Preferred
                                                                         shares
                                                                  (in thousands)
                                                              ------------------

    I Series - May 9, 1997                                              278,600
    II Series - December 22, 1997                                       373,200
    III Series - December 18, 1998                                    1,007,074
                                                              ------------------

Options granted                                                       1,658,874

Options not granted (i)                                               3,400,000

                                                              ------------------

Global volume of the plan                                             5,058,874

Exercised option

    I Series - December 15, 1999 (ii)                                  (138,950)
                                                              ------------------

Current volume of the plan                                            4,919,924

                                                              ==================

(i) At a meeting held on December 7, 1999, the Administratice Council approved a new issue of a further 3.4 billion shares to the stock option plan. The new series have yet to be determined.

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------

(ii) At a meeting held on December 15, 1999, the Administrative Council approved a capital increase of R$ 1,973 (138,950 thousand preferred shares) relating to the exercise of the stock option plan.

15   Financial Instruments

(a)  Risk management

The Company and subsidiary company engage in operations involving financial instruments, which are recorded in balance sheet accounts for the purpose of meeting their own needs, as well as to reduce exposure to market, currency and interest rate risks. These risks are managed by defining operating strategies, establishing control systems and determining position limits.

(b)   Market value

The estimated market values of the financial instruments at December 31, 1999 and 1998 as detailed in Notes 3 and 10, are not significantly different from those recorded in the financial statements.

Companhia Brasileira de Distribuicao
and Subsidiary Company

Notes to the Financial Statements
at December 31, 1999 and 1998

All amounts in thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------

16       Insurance Coverage

Insurance coverage at December 31, 1999 is considered sufficient by management to cover possible losses and is summarized as follows:


                                                                                        Amount
Insured assets                             Risks covered                               insured
--------------------------------------     ---------------------------      ------------------
Property, equipment and inventories        Fire and various risks                    2,175,956
Cash                                       Theft                                        40,591


Additionally, the Company holds a specific policy covering civil responsibilities.

                                                       * * *